SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2013
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Consolidated Financial Statements
For the fiscal year ended March 31, 2013

Sony Corporation
TOKYO, JAPAN

Management’s Annual Report on Internal Control over Financial Reporting

Sony’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Sony’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Sony’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Sony;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Sony are being made only in accordance with authorizations of management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Sony’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2013 based on the criteria established in “Internal Control — Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2013.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on Sony’s internal control over financial reporting as of March 31, 2013, presented on page 3.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and stockholders’ equity present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (the “Company”) at March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Aarata
Tokyo, Japan
May 30, 2013

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

March 31

	Yen in millions
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	894,576	826,361
Marketable securities	680,913	697,597
Notes and accounts receivable, trade	840,924	844,117
Allowance for doubtful accounts and sales returns	(71,009)	(67,625)
Inventories	707,052	710,054
Other receivables	202,044	148,142
Deferred income taxes	36,769	44,615
Prepaid expenses and other current assets	463,693	443,272
Total current assets	3,754,962	3,646 ,533
Film costs	270,048	270,089
Investments and advances:
Affiliated companies	36,800	198,621
Securities investments and other	6,282,676	7,118,504
	6,319,476	7,317,125
Property, plant and equipment:
Land	139,413	131,484
Buildings	817,730	778,514
Machinery and equipment	1,957,134	1,934,520
Construction in progress	35,648	47,839
	2,949,925	2,892,357
Less — Accumulated depreciation	2,018,927	2,030,807
	930,998	861,550
Other assets:
Intangibles, net	503,699	527,507
Goodwill	576,758	643,243
Deferred insurance acquisition costs	441,236	460,758
Deferred income taxes	100,460	107,688
Other	398,030	371,799
	2,020,183	2,110,995
Total assets	13,295,667	14,206,292
(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2012	2013
LIABILITIES
Current liabilities:
Short-term borrowings	99,878	87,894
Current portion of long-term debt	310,483	156,288
Notes and accounts payable, trade	758,680	572,102
Accounts payable, other and accrued expenses	1,073,241	1,097,253
Accrued income and other taxes	63,396	75,080
Deposits from customers in the banking business	1,761,137	1,857,448
Other	463,166	469,024
Total current liabilities	4,529,981	4,315,089
Long-term debt	762,226	938,428
Accrued pension and severance costs	309,375	311,469
Deferred income taxes	284,499	373,999
Future insurance policy benefits and other	3,208,843	3,540,031
Policyholders’ account in the life insurance business	1,449,644	1,693,116
Other	240,978	349,985
Total liabilities	10,785,546	11,522,117
Redeemable noncontrolling interest	20,014	2,997
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
2012– Shares authorized: 3,600,000,000, shares issued: 1,004,638,164	630,923
2013– Shares authorized: 3,600,000,000, shares issued: 1,011,950,206		630,923
Additional paid-in capital	1,160,236	1,110,531
Retained earnings	1,084,462	1,102,297
Accumulated other comprehensive income –
Unrealized gains on securities, net	64,882	107,061
Unrealized losses on derivative instruments, net	(1,050)	(742)
Pension liability adjustment	(186,833)	(191,816)
Foreign currency translation adjustments	(719,092)	(556,016)
	(842,093)	(641,513)
Treasury stock, at cost
Common stock
2012– 1,061,803 shares	(4,637)
2013– 1,048,870 shares		(4,472)
	2,028,891	2,197,766
Noncontrolling interests	461,216	483,412
Total equity	2,490,107	2,681,178
Total liabilities and equity	13,295,667	14,206,292
The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2011	2012	2013
Sales and operating revenue:
Net sales	6,304,401	5,526,611	5,691,216
Financial services revenue	798,495	868,971	1,004,623
Other operating revenue	78,377	97,630	105,012
	7,181,273	6,493,212	6,800,851
Costs and expenses:
Cost of sales	4,831,363	4,386,447	4,485,425
Selling, general and administrative	1,501,813	1,375,887	1,457,626
Financial services expenses	675,788	736,050	855,971
Other operating (income) expense, net	(13,450)	(59,594)	(235,219)
	6,995,514	6,438,790	6,563,803
Equity in net income (loss) of affiliated companies	14,062	(121,697)	(6,948)
Operating income (loss)	199,821	(67,275)	230,100
Other income:
Interest and dividends	11,783	15,101	21,987
Gain on sale of securities investments, net	14,325	671	41,781
Foreign exchange gain, net	9,297	—	—
Other	9,561	7,706	4,888
	44,966	23,478	68,656
Other expenses:
Interest	23,909	23,432	26,657
Loss on devaluation of securities investments	7,669	3,604	7,724
Foreign exchange loss, net	—	5,089	10,360
Other	8,196	7,264	8,334
	39,774	39,389	53,075
Income (loss) before income taxes	205,013	(83,186)	245,681
Income taxes:
Current	117,918	108,545	75,734
Deferred	307,421	206,694	65,771
	425,339	315,239	141,505
Net income (loss)	(220,326)	(398,425)	104,176
Less - Net income attributable to noncontrolling interests	39,259	58,235	61,142
Net income (loss) attributable to Sony Corporation’s stockholders	(259,585)	(456,660)	43,034
(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income (Continued)

	Yen
	2011	2012	2013
Per share data:
Common stock
Net income (loss) attributable to Sony Corporation’s stockholders
– Basic	(258.66)	(455.03)	42.80
– Diluted	(258.66)	(455.03)	40.19

Cash dividends	25.00	25.00	25.00
The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Fiscal year ended March 31

	Yen in millions
	2011	2012	2013
Net income (loss)	(220,326)	(398,425)	104,176
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(15,517)	20,557	66,844
Unrealized gains (losses) on derivative instruments	(1,553)	539	308
Pension liability adjustment	(3,299)	(33,173)	(6,623)
Foreign currency translation adjustments	(119,032)	(17,911)	161,818
Total comprehensive income (loss)	(359,727)	(428,413)	326,523
Less – Comprehensive income attributable to noncontrolling interests	35,004	66,136	82,909
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	(394,731)	(494,549)	243,614
The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal year ended March 31

	Yen in millions
	2011	2012	2013
Cash flows from operating activities:
Net income (loss)	(220,326)	(398,425)	104,176
Adjustments to reconcile net income (loss) to net cash provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	325,366	319,594	330,554
Amortization of film costs	250,192	188,836	208,051
Stock-based compensation expense	1,952	1,952	1,232
Accrual for pension and severance costs, less payments	(15,229)	36,647	(16,669)
Other operating (income) expense, net	(13,450)	(59,594)	(235,219)
(Gain) loss on sale or devaluation of securities investments, net	(6,656)	2,933	(34,057)
(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	10,958	(21,080)	(72,633)
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	5,080	2,819	(5,689)
Deferred income taxes	307,421	206,694	65,771
Equity in net (income) loss of affiliated companies, net of dividends	(11,479)	138,772	8,819
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	104,515	4,427	55,712
(Increase) decrease in inventories	(112,089)	29,778	56,987
Increase in film costs	(244,063)	(186,783)	(173,654)
Decrease in notes and accounts payable, trade	(18,119)	(59,410)	(206,621)
Increase (decrease) in accrued income and other taxes	(8,020)	(44,635)	12,446
Increase in future insurance policy benefits and other	278,897	332,728	438,371
Increase in deferred insurance acquisition costs	(69,196)	(68,634)	(73,967)
Increase in marketable securities held in the
financial services business for trading purposes	(30,102)	(39,161)	(25,254)
(Increase) decrease in other current assets	(89,473)	(35,181)	91,762
Increase (decrease) in other current liabilities	56,076	10,595	(55,830)
Other	113,990	156,667	7,224
Net cash provided by operating activities	616,245	519,539	481,512
(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2011	2012	2013
Cash flows from investing activities:
Payments for purchases of fixed assets	(253,688)	(382,549)	(326,490)
Proceeds from sales of fixed assets	18,743	22,661	245,758
Payments for investments and advances by financial services business	(1,458,912)	(1,028,150)	(1,046,764)
Payments for investments and advances (other than financial services business)	(15,316)	(28,021)	(92,364)
Proceeds from sales or return of investments and collections of advances by financial services business	874,031	474,466	400,654
Proceeds from sales or return of investments and collections of advances (other than financial services business)	30,332	93,165	78,010
Proceeds from sales of businesses	99,335	8,430	52,756
Payment for Sony Ericsson acquisition, net of cash acquired	—	(71,843)	—
Other	(8,964)	28,955	(16,840)
Net cash used in investing activities	(714,439)	(882,886)	(705,280)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,499	216,887	159,781
Payments of long-term debt	(216,212)	(112,043)	(326,164)
Increase (decrease) in short-term borrowings, net	6,120	(26,158)	(29,683)
Increase in deposits from customers in the financial services business, net	229,327	211,597	232,561
Proceeds from issuance of convertible bonds	—	—	150,000
Dividends paid	(25,098)	(25,078)	(25,057)
Payment for purchase of So-net shares from noncontrolling interests	—	—	(55,178)
Other	(5,748)	(7,869)	(23,079)
Net cash provided by (used in) financing activities	(10,112)	257,336	83,181
Effect of exchange rate changes on cash and cash equivalents	(68,890)	(13,825)	72,372
Net decrease in cash and cash equivalents	(177,196)	(119,836)	(68,215)
Cash and cash equivalents at beginning of the fiscal year	1,191,608	1,014,412	894,576
Cash and cash equivalents at end of the fiscal year	1,014,412	894,576	826,361

Supplemental data:
Cash paid during the fiscal year for –
Income taxes	116,376	127,643	90,991
Interest	20,583	20,276	24,161
Non-cash investing and financing activities –
Obtaining assets by entering into capital leases	3,738	56,403	10,025
Share exchange for So-net remaining noncontrolling interests	—	—	7,005
Collections of deferred proceeds from sales of receivables –	153,550	132,636	20,608
The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
				Accumulated		Sony
		Additional		other	Treasury	Corporation’s
	Common	paid-in	Retained	comprehensive	stock, at	stockholders’	Noncontrolling
	stock	capital	earnings	income	cost	equity	interests	Total equity
Balance at March 31, 2010	630,822	1,157,812	1,851,004	(669,058)	(4,675)	2,965,905	319,650	3,285,555
Exercise of stock acquisition rights	99	99				198	22	220
Stock-based compensation		1,782				1,782		1,782

Comprehensive income:
Net income (loss)			(259,585)			(259,585)	39,259	(220,326)
Other comprehensive income, net of tax –
Unrealized losses on securities				(12,001)		(12,001)	(3,516)	(15,517)
Unrealized losses on derivative instruments				(1,553)		(1,553)		(1,553)
Pension liability adjustment				(3,176)		(3,176)	(123)	(3,299)
Foreign currency translation adjustments				(118,416)		(118,416)	(616)	(119,032)
Total comprehensive income (loss)						(394,731)	35,004	(359,727)

Stock issue costs, net of tax			(8)			(8)		(8)
Dividends declared			(25,089)			(25,089)	(6,599)	(31,688)
Purchase of treasury stock					(111)	(111)		(111)
Reissuance of treasury stock			(48)		116	68		68
Transactions with noncontrolling interests shareholders and other		(27)				(27)	40,515	40,488
Balance at March 31, 2011	630,921	1,159,666	1,566,274	(804,204)	(4,670)	2,547,987	388,592	2,936,579
(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
				Accumulated		Sony
		Additional		other	Treasury	Corporation’s
	Common	paid-in	Retained	comprehensive	stock, at	stockholders’	Noncontrolling
	stock	capital	earnings	income	cost	equity	interests	Total equity
Balance at March 31, 2011	630,921	1,159,666	1,566,274	(804,204)	(4,670)	2,547,987	388,592	2,936,579
Exercise of stock acquisition rights	2	2				4	165	169
Stock-based compensation		1,838				1,838		1,838

Comprehensive income:
Net income (loss)			(456,660)			(456,660)	58,235	(398,425)
Other comprehensive income, net of tax –
Unrealized gains on securities				14,546		14,546	6,011	20,557
Unrealized gains on derivative instruments				539		539		539
Pension liability adjustment				(34,668)		(34,668)	1,495	(33,173)
Foreign currency translation adjustments				(18,306)		(18,306)	395	(17,911)
Total comprehensive income (loss)						(494,549)	66,136	(428,413)

Stock issue costs, net of tax			(1)			(1)		(1)
Dividends declared			(25,090)			(25,090)	(7,760)	(32,850)
Purchase of treasury stock					(79)	(79)		(79)
Reissuance of treasury stock			(61)		112	51		51
Transactions with noncontrolling interests shareholders and other		(1,270)				(1,270)	14,083	12,813
Balance at March 31, 2012	630,923	1,160,236	1,084,462	(842,093)	(4,637)	2,028,891	461,216	2,490,107
(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
				Accumulated		Sony
		Additional		other	Treasury	Corporation’s
	Common	paid-in	Retained	comprehensive	stock, at	stockholders’	Noncontrolling
	stock	capital	earnings	income	cost	equity	interests	Total equity
Balance at March 31, 2012	630,923	1,160,236	1,084,462	(842,093)	(4,637)	2,028,891	461,216	2,490,107
Exercise of stock acquisition rights							109	109
Stock-based compensation		851				851		851

Comprehensive income:
Net income			43,034			43,034	61,142	104,176
Other comprehensive income, net of tax –
Unrealized gains on securities				42,179		42,179	24,665	66,844
Unrealized gains on derivative instruments				308		308		308
Pension liability adjustment				(4,983)		(4,983)	(1,640)	(6,623)
Foreign currency translation adjustments				163,076		163,076	(1,258)	161,818
Total comprehensive income						243,614	82,909	326,523

Stock issue costs, net of tax			(18)			(18)		(18)
Dividends declared			(25,181)			(25,181)	(9,195)	(34,376)
Purchase of treasury stock					(35)	(35)		(35)
Reissuance of treasury stock		(155)			200	45		45
Transactions with noncontrolling interests shareholders and other		(50,401)				(50,401)	(51,627)	(102,028)
Balance at March 31, 2013	630,923	1,110,531	1,102,297	(641,513)	(4,472)	2,197,766	483,412	2,681,178
The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1.     Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game consoles and software. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales via the Internet. Sony is engaged in the development, production and acquisition, manufacture, marketing, distribution and broadcasting of image-based software, including motion picture, home entertainment and television product. Sony is also engaged in the development, production, manufacture, and distribution of recorded music. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary. In addition to the above, Sony is engaged in a network services business and an advertising agency business in Japan.

2.     Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)     Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships and other entities in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies, generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). When the interest in the partnership is so minor that Sony has no significant influence over the operation of the investee, the cost method is used. Under the equity method, investments are stated at cost plus/minus Sony’s portion of equity in undistributed earnings or losses. Sony’s equity in current earnings or losses of such entities is reported net of income taxes and is included in operating income (loss) after the elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its estimated fair value.

On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in earnings for the year the change in interest transaction occurs.

Gains or losses that result from a loss of a controlling financial interest in a subsidiary are recorded in earnings along with fair value remeasurement gains or losses on any retained investment in the entity, while a change in interest of a consolidated subsidiary that does not result in a change in control is accounted for as a capital transaction and no gains or losses are recorded in earnings.

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable tangible and intangible assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over Sony’s underlying net equity is recognized as goodwill as a component of the investment balance.

Use of estimates -

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining the valuation of investment securities, valuation of inventories, fair values of long-lived assets, fair values of goodwill, intangible assets and assets and liabilities assumed in business combinations, product warranty liability, pension and severance plans, valuation of deferred tax assets, uncertain tax positions, film costs, and insurance related liabilities. Actual results could differ from those estimates.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate fiscal year end exchange rates and all income and expense accounts are translated at exchange rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income. Upon remeasurement of a previously held equity interest in accordance with the accounting guidance for business combinations achieved in stages, accumulated translation adjustments, if any, remain as a component of accumulated other comprehensive income as there has not been sale or complete or substantially complete liquidation of the net investment.

Receivables and payables denominated in foreign currencies are translated at appropriate fiscal year end exchange rates and the resulting translation gains or losses are recognized into income.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities -

Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to fair value by a charge to income for other-than-temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuers, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.

When an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment is recognized in income, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in income is a credit loss equal to the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income.

Equity securities in non-public companies -

Equity securities in non-public companies are primarily carried at cost if fair value is not readily determinable. If the carrying value of a non-public equity investment is estimated to have declined and such decline is judged to be other-than-temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Allowance for doubtful accounts -

Sony maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Sony reviews accounts receivable by amounts due by customers which are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the reserve, Sony makes judgments about the creditworthiness of customers based on past collection experience and ongoing credit risk evaluations.

Inventories -

Inventories in the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”), Devices and Music segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis. The market value of inventory is determined as the net realizable value — i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal. Sony does not consider a normal profit margin when calculating the net realizable value.

Other receivables -

Other receivables include receivables which relate to arrangements with certain component manufacturers whereby Sony procures goods, including product components, for these component manufacturers and is reimbursed for the related purchases. No revenue or profit is recognized on these transfers. Sony usually will repurchase the inventory at a later date from the component manufacturers as either finished goods inventory or as partially assembled product.

Film costs -

Film costs include direct production costs, production overhead and acquisition costs for both motion picture and television productions and are stated at the lower of unamortized cost or estimated fair value and classified as noncurrent assets. Film costs are amortized and the estimated liabilities for residuals and participations are accrued using an individual-film-forecast method based on the ratio of current period actual revenues to the estimated remaining total revenues. Film costs also include broadcasting rights which consist of acquired programming to be aired on Sony’s worldwide channel network and are recognized when the license period begins and the program is available for use. Broadcasting rights are stated at the lower of unamortized cost or net realizable value, classified as either current or noncurrent assets based on timing of expected use, and amortized based on estimated usage or on a straight-line basis over the useful life, as appropriate. Estimates used in calculating the fair value of the film costs and the net realizable value of the broadcasting rights are based upon assumptions about future demand and market conditions and are reviewed on a periodic basis.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method. Useful lives for depreciation range from two to 50 years for buildings and from two to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Effective April 1, 2012, Sony Corporation and its Japanese subsidiaries changed the depreciation method for property, plant and equipment, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method, from the declining-balance method to the straight-line method. Concurrently, estimated useful lives for certain assets were also changed. Sony believes that the straight-line method better reflects the pattern of consumption of the estimated future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives.

In accordance with the accounting guidance for a change in accounting estimate effected by a change in accounting principle, a change in depreciation method is treated on a prospective basis as a change in estimate and prior period results have not been restated. The net effect of the changes caused a decrease in depreciation expense of 8,985 million yen for the fiscal year ended March 31, 2013, which is primarily included in cost of sales in the consolidated statements of income. Net income attributable to Sony Corporation’s stockholders, basic net income per share attributable to Sony Corporation’s stockholders and diluted net income per share attributable to Sony Corporation’s stockholders increased by 8,034 million yen, 7.99 yen and 7.50 yen, respectively, for the fiscal year ended March 31, 2013.

Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, Sony has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If Sony determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no additional tests to assess goodwill for impairment are required to be performed. However, if Sony concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. In the fiscal year ended March 31, 2013, Sony elected not to perform the aforementioned qualitative assessment of goodwill and instead proceeded directly to the first step of the quantitative impairment test.

The first step of the two-step process involves a comparison of the estimated fair value of a reporting unit to its carrying amount to identify potential impairment. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value of reporting units and indefinite lived intangible assets is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. In addition to the estimates of future cash flows, two of the most significant estimates involved in the determination of fair value of the reporting units are the discount rates and perpetual growth rate applied to terminal values used in the discounted cash flow analysis. The discount rates used in the cash flow models for the goodwill impairment testing consider market and industry data as well as specific risk factors for each reporting unit. The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, are generally set after an initial three-year forecasted period, although certain reporting units utilized longer forecasted periods, and are based on historical experience, market and industry data.

When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, customer relationships, trademarks, software to be sold, leased or otherwise marketed, music catalogs, artist contracts and television carriage agreements (broadcasting agreements). Patent rights, know-how, license agreements, trademarks and software to be sold, leased or otherwise marketed are generally amortized on a straight-line basis, generally, over three to eight years. Customer relationships, music catalogs, artist contracts and television carriage agreements (broadcasting agreements) are amortized on a straight-line basis, generally, over 10 to 40 years.

Software to be sold, leased, or marketed -

Sony accounts for software development costs in accordance with accounting guidance for the costs of software to be sold, leased, or marketed. The costs related to establishing the technological feasibility of a software product are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized to cost of sales over the estimated economic life, which is generally three years. The technological feasibility of game software is established when the product master is completed. Consideration to capitalize game software development costs before this point is limited to the development costs of games for which technological feasibility can be proven at an earlier stage. At each balance sheet date, Sony performs reviews to ensure that unamortized capitalized software costs remain recoverable from future profits of the related software products.

Deferred insurance acquisition costs -

Costs that vary with and are directly related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.

Product warranty -

Sony provides for the estimated cost of product warranties at the time revenue is recognized. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

Certain subsidiaries in the IP&S, MP&C and HE&S segments offer extended warranty programs. The consideration received for extended warranty service is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

Future insurance policy benefits -

Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional life and annuity contracts.

Policyholders’ account in the life insurance business -

Liabilities for policyholders’ account in the life insurance business represent the contract value that has accrued to the benefit of the policyholders as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balances.

Impairment of long-lived assets -

Sony reviews the recoverability of the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicate that the individual carrying amount of an asset or asset group may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the cash flows are determined to be less than the carrying value of the asset or asset group, an impairment loss has occurred and the loss would be recognized during the period for the difference between the carrying value of the asset or asset group and estimated fair value. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell and are not depreciated. Fair value is determined using the present value of estimated net cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

Fair value measurement -

Sony measures fair value as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The accounting guidance for fair value measurements specifies a hierarchy of inputs to valuation techniques based on the extent to which inputs used in measuring fair value are observable in the market. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Sony’s assumptions about the assumptions that market participants would use in pricing the asset or liability. Observable market data is used if such data is available without undue cost and effort. Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 —	Inputs are unadjusted quoted prices for identical assets and liabilities in active markets.
Level 2 —
Inputs are based on observable inputs other than level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets.

Level 3 —	One or more significant inputs are unobservable.

When available, Sony uses unadjusted quoted market prices in active markets to measure fair value and classifies such items within level 1. If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates and option volatilities. Items valued using internally generated models are classified according to the lowest level input that is significant to the valuation. For certain financial assets and liabilities, Sony determines fair value using third-party information such as indicative quotes from dealers and quantitative input from investment advisors following Sony’s established valuation procedures including validation against internally developed prices. Additionally, Sony considers both counterparty credit risk and Sony’s own creditworthiness in determining fair value. Sony attempts to mitigate credit risk to third parties by entering into netting agreements and actively monitoring the creditworthiness of counterparties and its exposure to credit risk through the use of credit limits and by selecting major international banks and financial institutions as counterparties.

Transfers between levels are deemed to have occurred at the beginning of the each interim period in which the transfers occur.

Derivative financial instruments -

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

The accounting guidance for hybrid financial instruments permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under accounting guidance for derivative instruments and hedging activities. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. Certain subsidiaries in the Financial Services segment have hybrid financial instruments, disclosed in Note 7 as debt securities, that contain embedded derivatives where the entire instrument is carried at fair value.

In accordance with accounting guidance for derivative instruments and hedging activities, various derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

Cash flow hedges

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges are recognized in current period earnings.

Assessment of hedges

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the consolidated balance sheets or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting. Hedge ineffectiveness, if any, is included in the current period earnings.

Stock-based compensation -

Sony accounts for stock-based compensation using the fair value based method, measured on the date of grant using the Black-Scholes option-pricing model. The expense is mainly included in selling, general and administrative expenses. Stock-based compensation is recognized, net of an estimated forfeiture rate, over the requisite service period using the accelerated method of amortization for grants with graded vesting. The estimated forfeiture rate is based on Sony’s historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.

Revenue recognition -

Revenues from sales in the IP&S, Game, MP&C, HE&S, Devices and Music segments are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives.

Revenue arrangements with customers may include multiple elements, including any combination of products, services and software. An example includes sales of electronics products with rights to receive promotional goods. For Sony’s multiple element arrangements where at least one of the elements is not subject to existing software revenue recognition guidance, elements are separated into more than one unit of accounting when the delivered element(s) have value to the customer on a standalone basis, and delivery of the undelivered element(s) is probable and substantially in the control of Sony. Revenue is then allocated to each unit of accounting based on the relative selling price of each unit of accounting based first on vendor-specific objective evidence of selling price (“VSOE”) if it exists, based next on third-party evidence of selling price (“TPE”) if VSOE does not exist, and, finally, if both VSOE and TPE do not exist, based on estimated selling prices (“ESP”). VSOE is limited to either the price charged for an element when it is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the market place. TPE is the price of Sony’s or any competitor’s largely interchangeable products or services in standalone sales to similarly situated customers. ESP is the price at which Sony would transact if the element were sold by Sony regularly on a standalone basis. When determining ESP, Sony considers all relevant inputs, including sales, cost and margin analysis of the product, targeted rate of return of the product, competitors’ and Sony’s pricing practices and customer perspectives.

Certain software products published by Sony provide limited on-line features at no additional cost to the customer. Generally, such features are considered to be incidental to the overall software product and an inconsequential deliverable. Accordingly, revenue related to software products containing these limited on-line features is not deferred. In instances where the software products’ on-line features or additional functionality is considered a substantive deliverable in addition to the software product, revenue and costs of sales are recognized ratably over an estimated service period, which is estimated to be six months.

Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television product are recorded when the product is available for exploitation by the licensee and when any restrictions regarding the use of the product lapse. Revenues from the sale of DVDs and Blu-ray DiscTM, net of anticipated returns and sales incentives, are recognized upon availability of sale to the public. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired. Revenues from subscription fees received by the television networks are recognized when the service is provided.

Traditional life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.

Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment juvenile contracts and other contracts without life contingencies are recognized in policyholders’ account in the life insurance business. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial services revenue.

Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Consideration given to a customer or a reseller -

Sales incentives or other cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2011, 2012 and 2013, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expenses totaled 23,250 million yen, 17,641 million yen and 14,643 million yen, respectively.

Cost of sales —

Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film costs related to motion picture and television product.

Research and development costs -

Research and development costs, included in cost of sales, include items such as salaries, personnel expenses and other direct and indirect expenses associated with research and product development. Research and development costs are expensed as incurred.

Selling, general and administrative -

Costs classified as selling expense relate to promoting and selling products and include items such as advertising, promotion, shipping, and warranty expenses. General and administrative expenses include operating items such as officers’ salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.

Financial services expenses -

Financial services expenses include a provision for policy reserves and amortization of deferred insurance acquisition costs, and all other operating costs such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries in the Financial Services segment.

Advertising costs -

Advertising costs are expensed when the advertisement or commercial appears in the selected media.

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing films. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Amounts paid by customers for shipping and handling costs are included in net sales.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income, and the tax liability attributed to undistributed earnings of subsidiaries and affiliated companies accounted for by the equity method expected to be remitted in the foreseeable future. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

Sony records assets and liabilities for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Sony continues to recognize interest and penalties, if any, with respect to income taxes, including unrecognized tax benefits, as interest expense and as income tax expense, respectively, in the consolidated statements of income. The amount of income taxes Sony pays is subject to ongoing audits by various taxing authorities, which may result in proposed assessments. In addition, several significant items related to intercompany transfer pricing are currently the subject of negotiations between taxing authorities in different jurisdictions as a result of pending advance pricing agreement applications. Sony’s estimate for the potential outcome for any uncertain tax issues is judgmental and requires significant estimates. Sony assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Sony records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If Sony does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, Sony’s future results may include favorable or unfavorable adjustments to Sony’s estimated tax liabilities due to closure of income tax examinations, the outcome of negotiations between taxing authorities in different jurisdictions, new regulatory or judicial pronouncements or other relevant events. As a result, the amount of unrecognized tax benefits, and the effective tax rate, may fluctuate significantly.

Net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) -

Basic EPS is computed based on the weighted-average number of shares of common stock outstanding during each period. The computation of diluted EPS reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities. All potentially dilutive securities are excluded from the calculation in a situation where there is a net loss attributable to Sony Corporation’s stockholders.

(2)     Recently adopted accounting pronouncements:

Accounting for costs associated with acquiring or renewing insurance contracts -

In October 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for costs associated with acquiring or renewing insurance contracts. Under the new guidance, acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs. Entities may defer incremental direct costs of contract acquisitions that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. Additionally, entities may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising. This guidance was effective for Sony as of April 1, 2012. Sony applied this guidance prospectively from the date of adoption. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Presentation of comprehensive income -

In June 2011, the FASB issued new accounting guidance for the presentation of comprehensive income. The amendments require entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. This change is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and is applied retrospectively. The guidance was effective for Sony as of April 1, 2012. Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

Testing goodwill for impairment -

In September 2011, the FASB issued new accounting guidance to simplify how entities test goodwill for impairment. The new guidance allows entities an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining if it is necessary to perform the two-step quantitative goodwill impairment test. Under the new guidance, entities are no longer required to calculate the fair value of a reporting unit unless the entities determine, based on the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. This guidance was effective for Sony as of April 1, 2012. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Impairment of unamortized film costs -

In October 2012, the FASB issued new accounting guidance for the impairment of unamortized film costs. The new guidance has the effect of incorporating into the impairment analysis of unamortized film costs only information that was known or knowable as of the balance sheet date, consistent with how information is incorporated into other fair value measurements. This guidance was effective for Sony for impairment assessments performed on or after December 15, 2012. Sony applied this guidance prospectively from the date of adoption. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

(3)     Recent accounting pronouncements not yet adopted:

Disclosure about balance sheet offsetting -

In December 2011, the FASB issued new accounting guidance which requires entities to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of such arrangements on the statement of financial position as well as to improve comparability of balance sheets prepared under U.S. GAAP and IFRS. The new guidance is required to be applied retrospectively and is effective for Sony as of April 1, 2013. Subsequently, in January 2013, the FASB issued updated accounting guidance of clarifying the scope of disclosures about offsetting assets and liabilities. Since this guidance impacts disclosures only, its adoption will not have an impact on Sony’s results of operations and financial position.

Testing indefinite lived intangible assets for impairment -

In July 2012, the FASB issued new accounting guidance to simplify how entities test indefinite lived intangible assets for impairment. The new guidance allows entities an option to first assess a qualitative factors to determine whether it is more likely than not indefinite lived intangible assets is impaired as a basis for determining if it is necessary to perform the quantitative impairment test. Under the new guidance, entities are no longer required to calculate the fair value of the assets unless the entities determine, based on the qualitative assessment, that it is more likely than not that indefinite lived intangible assets is impaired. The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. This guidance is effective for Sony as of April 1, 2013. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Presentation of amounts reclassified out of accumulated other comprehensive income -

In February 2013, the FASB issued new accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income. The amendments require entities to report the significant reclassifications out of accumulated other comprehensive income if the amount is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required that provide additional detail about those amounts. This guidance is effective for Sony as of April 1, 2013. Sony will apply this guidance prospectively from the date of adoption. Since this guidance impacts disclosure only, its adoption will not have an impact on Sony’s results of operations and financial position.

Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date -

In February 2013, the FASB issued new accounting guidance for obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. This guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors, plus any additional amount the reporting entity expects to pay on behalf of its co-obligors. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. This guidance is effective for Sony as of April 1, 2014. Sony is currently evaluating the impact of adopting this guidance.

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity -

In March 2013, the FASB issued new accounting guidance for the parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. This new guidance resolved diversity in practice and clarifies the applicable guidance for the release of the cumulative translation adjustment when the parent sells a part or all of its investment in a foreign entity, ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, or obtains control in a business combination achieved in stages involving an equity method investment that is a foreign entity. After adoption of this guidance, any accumulated translation adjustments associated with a previously held equity interest, will be included in earnings in a business combination achieved in stages. This guidance is effective for Sony as of April 1, 2014. Sony will apply this guidance prospectively from the date of adoption. The effect of this guidance will depend on the nature and significance of transactions after the adoption date.

(4)     Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2011 and 2012 have been made to conform to the presentation for the fiscal year ended March 31, 2013.

(5)     Out of period adjustments:

In the first quarter of the fiscal year ended March 31, 2012, Sony recorded an out of period adjustment to correct an error in the calculation of indirect taxes at a subsidiary. The indirect tax calculation error began in 2005 and continued until it was identified by Sony in the first quarter of the fiscal year ended March 31, 2012. The adjustment, which primarily related to the HE&S segment, impacted net sales, selling, general and administrative expenses and interest expenses and, in the aggregate, increased loss before income taxes in consolidated statements of income by 4,413 million yen for the fiscal year ended March 31, 2012. Sony determined that the adjustment was not material to the consolidated financial statements for any prior annual or interim periods and for the fiscal year ended March 31, 2012.

3.     Inventories

Inventories are comprised of the following:
	Yen in millions
	March 31
	2012	2013

Finished products	498,430	489,519
Work in process	88,236	85,631
Raw materials, purchased components and supplies	120,386	134,904

	707,052	710,054

4.     Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2012	2013

Motion picture productions:
Released	98,910	90,716
Completed and not released	10,800	2,420
In production and development	102,295	111,365

Television productions:
Released	44,461	49,651
In production and development	2,853	2,820

Broadcasting rights	27,830	37,189

Less: current portion of broadcasting rights included in inventories	(17,101)	(24,072)

Film costs	270,048	270,089

Sony estimates that approximately 87% of the unamortized costs of released films at March 31, 2013 will be amortized within the next three years. Approximately 67 billion yen of completed film costs are expected to be amortized during the next twelve months. Approximately 104 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5.     Related party transactions

Sony accounts for its investments in affiliated companies over which Sony has significant influence under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership).

During fiscal year ended March 31, 2012, Sony Corporation acquired the remaining interests in Sony Ericsson Mobile Communications AB (“Sony Ericsson”) and sold all of its shares of S-LCD Corporation (“S-LCD”), both of which were considered significant equity affiliates. There are no remaining individually significant investments following these transactions.

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions March 31
	2012	2013

Current assets	167,786	254,606
Noncurrent assets	168,143	513,104
Current liabilities	93,535	205,749
Noncurrent liabilities and noncontrolling interests	79,513	308,410

Percentage of ownership in equity investees	20%-50%	20%-50%

Statements of Income

	Yen in millions
	Fiscal year ended March 31, 2011
	Sony Ericsson	S-LCD	Others	Total
Net revenues	673,464	807,955	268,604	1,750,023
Operating income (loss)	16,453	12,527	17,630	46,610
Other income (expense), net	(1,572)	(4,119)
Income (loss) before income taxes	14,881	8,408
Income tax (expense) benefit	(6,065)	3,094
Net income (loss) attributable to noncontrolling interests	(520)	—
Net income (loss) attributable to controlling interests	8,296	11,502	8,895	28,693

Percentage of ownership in equity investees	50%	50%	20%-50%

Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	4,148	5,751

Consolidating and reconciling adjustments:
Other	7	1,463

Equity in net income (loss) of affiliated companies	4,155	7,214	2,693	14,062

	Yen in millions
	Fiscal year ended March 31, 2012
	Sony Ericsson	S-LCD	Others	Total
Net revenues	475,898	146,002	123,610	745,510
Operating income (loss)	(44,239)	(4,644)	5,247	(43,636)
Other income (expense), net	4,504	(3,098)
Income (loss) before income taxes	(39,735)	(7,742)
Income tax (expense) benefit	(73,054)	(374)
Net income (loss) attributable to noncontrolling interests	(2,729)	—
Net income (loss) attributable to controlling interests	(115,518)	(8,116)	950	(122,684)

Percentage of ownership in equity investees	50%	50%	20%-50%

Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	(57,759)	(4,058)

Consolidating and reconciling adjustments:
Impairment loss including translation adjustments	—	(60,019)
Other	79	(1)

Equity in net income (loss) of affiliated companies	(57,680)	(64,078)	61	(121,697)

Yen in millions
Fiscal year ended March 31, 2013
Net revenues	193,405
Operating income (loss)	(14,759)
Net income (loss) attributable to controlling interests	(26,026)

Percentage of ownership in equity investees	20%-50%

Sony Ericsson, a 50/50 joint venture with Telefonaktiebolaget LM Ericsson (“Ericsson”) focused on mobile phone handsets, was established in October 2001 and was included in affiliated companies accounted for under the equity method through February 15, 2012. On February 15, 2012, Sony Corporation acquired Ericsson’s 50 percent stake in Sony Ericsson, making the mobile handset business a wholly-owned subsidiary of Sony Corporation. Refer to Note 24.

S-LCD, a joint venture with Samsung Electronics Co., Ltd. (“Samsung”) focused on manufacturing amorphous TFT panels, was established in April 2004 with Sony’s ownership interest of 50% minus 1 share. S-LCD was strategic to Sony’s television business as it provided a source of high quality large screen LCD panels to differentiate Sony’s Bravia LCD televisions. In June 2011, S-LCD decreased its capital stock by 0.6 trillion Korean won and Sony received a cash distribution of 22,100 million yen from S-LCD. However, LCD panel and television market conditions became increasingly challenging and in order to respond to the situation and to strengthen their respective market competitiveness, Sony and Samsung agreed to shift to a new LCD panel business alliance in December 2011. As a result of this agreement, on January 19, 2012, Sony sold to Samsung all of its shares of S-LCD, and received cash consideration of 71,986 million yen (1.07 trillion Korean won) from Samsung. Following the transaction S-LCD was no longer an equity affiliate. During the fiscal year ended March 31, 2012, Sony recorded a 60,019 million yen other-than-temporary impairment loss on its share of S-LCD, including the reclassification to net income of foreign currency translation adjustments and the impact of exchange rate fluctuations between the initial impairment loss and closing of the sale to Samsung. Cash proceeds from the sale of the investment in S-LCD are included in sales of securities investments in the consolidated statements of cash flows.

On June 29, 2012, an investor group which included a wholly owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing for total consideration of 2.2 billion U.S. dollars. Sony invested 320 million U.S. dollars in DHP, through Nile Acquisition LLC, for a 39.8% equity interest. Nile Acquisition LLC is a joint venture with the third party investor of Sony’s U.S. based music publishing subsidiary in which Sony holds a 74.9% ownership interest. In addition, DHP entered into an agreement with Sony’s U.S. based music publishing subsidiary in which the subsidiary provides administration services to DHP. Sony accounts for its interest in DHP under the equity method. DHP was determined to be a variable interest entity as described in Note 23.

On February 25, 2013, Sony sold 95,000 shares of its 886,908 shares of M3, Inc. (“M3”), a consolidated subsidiary of Sony, to a third party for cash consideration of 14,236 million yen, which is included within other in the investing activities section of the consolidated statements of cash flows. In connection with the sale, Sony recorded a gain of 122,160 million yen in other operating (income) loss, net in the consolidated statements of income for the fiscal year ended March 31, 2013. Of this gain, 117,216 million yen relates to the remeasurement to fair value, using M3’s closing stock price on the date of the sale, of the remaining 791,908 shares of M3 (49.8% of the issued and outstanding shares of M3) that Sony continues to own after the sale in accordance with the accounting guidance for deconsolidation of a subsidiary. Sony will remain a major shareholder of M3 and will continue to pursue opportunities to collaborate with M3 in certain business areas, including medical. Sony accounts for its remaining interest in M3 under the equity method.

The carrying value of Sony’s investment in M3 exceeded its proportionate share in the underlying net assets of M3 by 117,014 million yen at March 31, 2013. The excess is substantially attributable to the remeasurement to fair value of the remaining shares of M3, and allocated to identifiable tangible and intangible assets. The intangible assets relate primarily to M3’s medical web-portal. The unassigned residual value of the excess is recognized as goodwill as a component of the investment balance. The amounts allocated to intangible assets are amortized net of the related tax effects to equity in net income (loss) of affiliated companies over their respective estimated useful lives, principally 10 years, using the straight-line method.

With the exception of M3 as described above, there was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2012 and 2013.

With the exception of the investment in M3 which is quoted on the Tokyo Stock Exchange and has a carrying and fair value at March 31, 2013 of 128,815 million yen and 144,048 million yen, respectively, there were no affiliated companies accounted for under the equity method with a market quotation at March 31, 2012 and 2013.

The number of affiliated companies accounted for under the equity method at March 31, 2012 and 2013 were 95 and 101, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	Yen in millions
	March 31
	2012	2013

Accounts receivable, trade	4,125	7,294

Accounts payable, trade	508	880
Capital lease obligations	39,080	27,485

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013

Sales	96,164	79,677	18,565

Purchases	383,922	157,930	1,725
Lease payments	—	24,159	25,523

SFI Leasing Company, Limited (“SFIL”), a leasing company in Japan, is accounted for under the equity method and 34% is owned by Sony after deconsolidation in November 2010. Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFIL in the fiscal years ended March 31, 2012 and 2013. Refer to Notes 8 and 24.

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2011, 2012 and 2013 were 2,583 million yen, 1,964 million yen and 2,360 million yen, respectively.

During the fiscal year ended March 31, 2012 and prior to the sale of its shares of S-LCD, Sony paid additional LCD panel related expenses of 22,759 million yen (292 million U.S. dollars) resulting from low capacity utilization of S-LCD.

6.     Transfer of financial assets

The below transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. In each case, losses from these transactions were insignificant, and although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant. Other than the cash proceeds from the sales below, net cash flows related to these transactions, including servicing fees, for the fiscal years ended March 31, 2011, 2012 and 2013 were insignificant.

Sony has established several accounts receivable sales programs in Japan whereby Sony can sell up to 53,700 million yen of eligible trade accounts receivable in the aggregate at any one time. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2011, 2012 and 2013 were 136,232 million yen, 126,513 million yen and 105,888 million yen, respectively.

A subsidiary of the Financial Services segment has established several receivables sales programs whereby the subsidiary can sell up to 24,000 million yen of eligible receivables in the aggregate at any one time. Through these programs, the subsidiary can sell receivables to special purpose entities owned and operated by banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. Total receivables sold during the fiscal years ended March 31, 2011, 2012 and 2013 were 166,025 million yen, 130,060 million yen and 89,700 million yen, respectively.

Sony has established an accounts receivable sales program in the United States whereby Sony’s U.S. subsidiary can sell up to 350 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank. The program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. The portion of the sales proceeds held back and deferred is initially recorded at estimated fair value, is included in other current assets and was 16,272 million yen at March 31, 2012 and 4,462 million yen at March 31, 2013. Sony includes collections on such receivables as cash flows within operating activities in the consolidated statements of cash flows since the receivables are the result of operating activities and the associated interest rate risk is insignificant due to its short-term nature. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal years ended March 31, 2011, 2012 and 2013 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013

Total trade receivables sold	414,147	476,855	355,872
Deferred proceeds	185,647	117,343	8,098
Collections of deferred proceeds	153,550	132,636	20,608

During the fiscal year ended March 31, 2013, Sony established an accounts receivable sales program whereby Sony can sell eligible trade accounts receivables held by certain subsidiaries in Europe denominated in several currencies, primarily the euro, to a commercial bank on an uncommitted basis. The maximum receivables that may be sold at any one time in the aggregate translates into approximately 72,500 million yen as of March 31, 2013. Sony can sell receivables in which the agreed upon original due dates are no more than 150 days after the date the receivables are sold. Total receivables sold during the fiscal year ended March 31, 2013 was 66,020 million yen.

Certain of the accounts receivable sales programs above also involve variable interest entities (“VIEs”). Refer to Note 23.

7.     Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2012				March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,036,946	55,384	(879)	1,091,451	1,106,265	114,806	(463)	1,220,608

Japanese local government bonds	33,513	163	(1)	33,675	66,553	643	(1)	67,195

Japanese corporate bonds	293,885	1,489	(224)	295,150	210,519	1,715	(70)	212,164

Foreign corporate bonds	377,609	4,705	(7,063)	375,251	425,892	17,502	(620)	442,774

Other	22,383	1,548	(6)	23,925	20,607	4,431	(2)	25,036
	1,764,336	63,289	(8,173)	1,819,452	1,829,836	139,097	(1,156)	1,967,777

Equity securities	60,694	53,016	(1,513)	112,197	89,079	44,443	(997)	132,525

Held-to-maturity Securities:
Japanese national government bonds	3,404,069	157,740	(4,499)	3,557,310	3,876,600	545,188	—	4,421,788

Japanese local government bonds	12,592	277	—	12,869	7,195	432	—	7,627

Japanese corporate bonds	31,379	1,501	—	32,880	28,918	3,571	—	32,489

Foreign corporate bonds	46,441	10	—	46,451	52,738	20	—	52,758
	3,494,481	159,528	(4,499)	3,649,510	3,965,451	549,211	—	4,514,662

Total	5,319,511	275,833	(14,185)	5,581,159	5,884,366	732,751	(2,153)	6,614,964

On September 28, 2012, Sony entered into a business alliance agreement and capital alliance agreement with Olympus Corporation (“Olympus”). Under the terms of the capital alliance agreement, Olympus issued 34,387,900 common shares at 1,454 yen per share to Sony through a third-party allotment in two tranches. Accordingly, Sony made an investment of 19,047 million yen on October 23, 2012 for the first third-party allotment of 13,100,000 shares and acquired 4.35% of the total voting rights of Olympus. In addition, Sony made an investment of 30,953 million yen on February 22, 2013 for the second third-party allotment of 21,287,900 shares and acquired an additional 7.07% of the total voting rights of Olympus. As a result, Sony increased its ownership of the total voting rights of Olympus to 11.46%. The investment in Olympus shares is classified as available-for-sale equity securities.

The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2013
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair Value	Cost	Fair Value

Due in one year or less	160,018	167,853	5,060	5,068
Due after one year through five years	526,540	536,129	20,124	20,828
Due after five years through ten years	258,717	268,767	31,206	33,720
Due after ten years	884,561	995,028	3,909,061	4,455,046
Total	1,829,836	1,967,777	3,965,451	4,514,662

Proceeds from sales of available-for-sale securities were 532,619 million yen, 177,850 million yen and 143,437 million yen for the fiscal years ended March 31, 2011, 2012 and 2013, respectively. On these sales, gross realized gains were 38,654 million yen, 9,593 million yen and 46,865 million yen and gross realized losses were 2,014 million yen, 1,834 million yen and 527 million yen, respectively.

Marketable securities classified as trading securities at March 31, 2012 and 2013 were 433,491 million yen and 530,787 million yen, respectively, which consist of debt and equity securities.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2012 and 2013, totaled 93,050 million yen and 68,329 million yen, respectively. Non-public equity investments are primarily valued at cost as fair value is not readily determinable.

With respect to trading securities, primarily in the Financial Services segment, Sony recorded net unrealized losses of 10,768 million yen for the fiscal year ended March 31, 2011, net unrealized gains of 21,216 million yen for the fiscal year ended March 31, 2012 and net unrealized gains of 72,793 million yen for the fiscal year ended March 31, 2013. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income.

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2012 and 2013.

	Yen in millions
	March 31, 2012
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Available-for-sale:
Debt securities:
Japanese national government bonds	55,450	(877)	3,048	(2)	58,498	(879)

Japanese local government bonds	2,364	(1)	—	—	2,364	(1)

Japanese corporate bonds	1,034	(196)	25,243	(28)	26,277	(224)

Foreign corporate bonds	68,277	(6,065)	83,650	(998)	151,927	(7,063)

Other	335	(6)	—	—	335	(6)
	127,460	(7,145)	111,941	(1,028)	239,401	(8,173)

Equity securities	4,337	(318)	16,826	(1,195)	21,163	(1,513)

Held-to-maturity Securities:
Japanese national government bonds	—	—	333,702	(4,499)	333,702	(4,499)

Japanese local government bonds	70	(0)	—	—	70	(0)

Japanese corporate bonds	—	—	—	—	—	—

Foreign corporate bonds	—	—	—	—	—	—
	70	(0)	333,702	(4,499)	333,772	(4,499)

Total	131,867	(7,463)	462,469	(6,722)	594,336	(14,185)

	Yen in millions
	March 31, 2013
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Available-for-sale:
Debt securities:
Japanese national government bonds	3,383	(0)	46,796	(463)	50,179	(463)

Japanese local government bonds	592	(1)	—	—	592	(1)

Japanese corporate bonds	4,731	(7)	5,271	(63)	10,002	(70)

Foreign corporate bonds	28,133	(83)	19,228	(537)	47,361	(620)

Other	61	(0)	144	(2)	205	(2)
	36,900	(91)	71,439	(1,065)	108,339	(1,156)

Equity securities	10,458	(933)	75	(64)	10,533	(997)

Held-to-maturity Securities:
Japanese national government bonds	—	—	—	—	—	—

Japanese local government bonds	—	—	—	—	—	—

Japanese corporate bonds	—	—	—	—	—	—

Foreign corporate bonds	—	—	—	—	—	—
	—	—	—	—	—	—

Total	47,358	(1,024)	71,514	(1,129)	118,872	(2,153)

For the fiscal years ended March 31, 2011, 2012 and 2013, total realized impairment losses were 9,763 million yen, 5,530 million yen and 8,554 million yen, respectively.

At March 31, 2013, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8.     Leases

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options. Sony has also entered into capital lease arrangements with third parties to finance certain of its motion picture productions, as well as sale and leaseback transactions for office buildings, machinery and equipment.

(1)     Capital leases:

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2012	2013

Machinery, equipment and others	58,751	63,008
Film costs	9,465	9,147
Accumulated amortization	(20,514)	(36,287)
	47,702	35,868

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2013:

Fiscal year ending March 31	Yen in millions

2014	20,535
2015	5,350
2016	3,248
2017	2,820
2018	2,585
Later years	6,286
Total minimum lease payments	40,824
Less - Amount representing interest	2,568
Present value of net minimum lease payments	38,256
Less - Current obligations	19,718
Long-term capital lease obligations	18,538

(2)     Operating leases:

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2013 are as follows:

Fiscal year ending March 31	Yen in millions

2014	57,598
2015	46,483
2016	35,633
2017	24,243
2018	19,724
Later years	54,025
Total minimum future rentals	237,706
Rental expenses under operating leases for the fiscal years ended March 31, 2011, 2012 and 2013 were 78,538 million yen, 76,188 million yen and 78,523 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2011, 2012 and 2013 were 1,974 million yen, 1,423 million yen and 904 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2013 were 3,104 million yen.

(3)     Sale and leaseback transactions:

Sony City Osaki sale and leaseback -

In February 2013, Sony sold its “Sony City Osaki” office building and premises (“Sony City Osaki”) to Nippon Building Fund Inc. and a Japanese institutional investor. The sale was structured such that Sony placed Sony City Osaki in a trust and then sold the trust beneficiary rights. In connection with the sale, Sony entered into an agreement to lease Sony City Osaki for a period of five years after the sale. The leaseback is accounted for as an operating lease.

The sale price was 111,100 million yen and Sony received net cash proceeds of 110,175 million yen after deducting transaction costs. The transaction qualified for sale-leaseback accounting as all the risk and rewards of ownership were transferred to the buyer upon closing of the transaction and the leaseback did not include any form of continuing involvement, other than a normal leaseback. As the leaseback represents more than a minor but less than substantially all of the use of the building, Sony recorded a gain upon the sale of 42,322 million yen in the fiscal year ended March 31, 2013, included in other operating (income) expenses, net. In addition to the gain recognized upon the sale, a gain of 24,982 million yen was required to be deferred and will be amortized on a straight-line basis and included in other operating (income) expense, net in the consolidated statements of income over the lease term. Of the remaining deferred gain as of March 31, 2013, 4,914 million yen is recorded in other current liabilities and 19,658 million yen in other noncurrent liabilities in the consolidated balance sheets.

550 Madison sale and leaseback -

In March 2013, Sony exercised its option to purchase the headquarters building (the “U.S. headquarters building”) of its U.S. subsidiary which was leased from a VIE in which Sony was the primary beneficiary for 255 million U.S. dollars. Concurrent with the exercise of the purchase option, Sony completed the sale of the U.S. headquarters building to a third party. In connection with the sale, Sony entered into an agreement to lease the U.S. headquarters building for a period of three years after the sale. The leaseback is accounted for as an operating lease.

The sale price was 1,100 million U.S. dollars and Sony received net cash proceeds of 780 million U.S. dollars after deducting the cost of the purchase option and other transaction costs. The transaction qualified for sale-leaseback accounting as all the risk and rewards of ownership were transferred to the buyer upon closing of the transaction and the leaseback did not include any form of continuing involvement, other than a normal leaseback. As the leaseback represents more than a minor but less than substantially all of the use of the building, Sony recorded a gain upon the sale of 691 million U.S. dollars in the fiscal year ended March 31, 2013, included in other operating (income) expense, net in the consolidated statements of income. In addition to the gain recognized upon the sale, a gain of 166 million U.S. dollars was required to be deferred and will be amortized on a straight-line basis and included in other operating (income) expense, net in the consolidated statements of income over the lease term. Of the remaining deferred gain as of March 31, 2013, 55 million U.S. dollars is recorded in other current liabilities and 109 million U.S. dollars in other noncurrent liabilities in the consolidated balance sheets.

Sale and leaseback transactions with SFIL -

In the fiscal year ended March 31, 2012, Sony entered into a three year sale and leaseback transaction for certain machinery and equipment with SFIL. The leaseback is accounted for as a capital lease. Sony received proceeds of 50,537 million yen based on the amounts recorded at fair value in the acquisition described in Note 24, and as such there was no gain or loss recorded in the sale and leaseback transaction.

In the fiscal year ended March 31, 2013, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFIL. Transactions with total proceeds of 11,789 million yen and terms which averaged two years, have been accounted for as financings and are included within proceeds from issuance of long-term debt in the financing activities section of the consolidated statements of cash flows. Additionally, a transaction with proceeds of 6,262 million yen and a seven year term was accounted for as a capital lease and included within proceeds from sale of fixed assets in the investing activities section of the consolidated statements of cash flows. There was no gain or loss recorded in either sale and leaseback transaction.

9.     Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2013 totaled 66,483 million yen, of which 65,710 million yen is subject to amortization and are comprised of the following:

	Intangible assets acquired during the year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements	38,231	7
Trademarks	537	10
Software to be sold, leased or otherwise marketed	19,444	4
Other	7,498	4

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2012		March 31, 2013
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Patent rights, know-how and license agreements	226,142	(80,334)	280,715	(118,363)
Customer relationships	23,758	(1,409)	26,485	(3,658)
Trademarks	20,214	(2,154)	21,896	(5,894)
Software to be sold, leased or otherwise marketed	98,852	(58,865)	115,341	(73,314)
Music catalogs	157,699	(45,570)	183,398	(62,255)
Artist contracts	27,401	(19,419)	26,702	(18,939)
Television carriage agreements (broadcasting agreements)	36,216	(2,370)	41,264	(4,759)
Other	87,843	(54,338)	95,501	(67,026)
Total	678,125	(264,459)	791,302	(354,208)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2011, 2012 and 2013 was 52,763 million yen, 57,023 million yen and 75,890 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Fiscal year ending March 31	Yen in millions

2014	75,357
2015	61,439
2016	48,693
2017	38,435
2018	31,411

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2012	2013

Trademarks	66,729	68,099
Distribution agreements	18,807	19,116
Other	4,497	3,198
Total	90,033	90,413

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2012 and 2013 are as follows:

	Yen in millions
	Imaging Products & Solutions	Game	Mobile Products & Communications*1	Home Entertainment & Sound	Devices	Pictures	Music	Financial Services	All Other	Total
Balance, March 31, 2011:
Goodwill - gross	6,044	123,285	—	5,320	62,628	140,584	102,994	3,020	39,417	483,292
Accumulated impairments	(300)	—	—	(5,320)	—	—	(306)	(706)	(7,655)	(14,287)
Goodwill	5,744	123,285	—	0	62,628	140,584	102,688	2,314	31,762	469,005
Increase (decrease) due to:
Acquisitions	—	166	128,522	—	—	1,330	—	—	4,358	134,376
Sales and dispositions	—	—	—	—	(589)	—	—	—	—	(589)
Impairments*2	—	—	—	—	—	—	—	—	(932)	(932)
Translation adjustments	124	(240)	9,733	—	(107)	(3,073)	(1,891)	—	(585)	3,961
Other *3*4	(201)	—	—	—	(28,773)	(521)	(147)	—	579	(29,063)
Balance, March 31, 2012:
Goodwill - gross	5,967	123,211	138,255	5,320	33,159	138,320	100,956	3,020	43,769	591,977
Accumulated impairments	(300)	—	—	(5,320)	—	—	(306)	(706)	(8,587)	(15,219)
Goodwill	5,667	123,211	138,255	0	33,159	138,320	100,650	2,314	35,182	576,758
Increase (decrease) due to:
Acquisitions*5	—	19,793	—	—	2,044	3,174	2,626	—	1,022	28,659
Sales and dispositions*6	—	—	—	—	—	—	—	—	(15,040)	(15,040)
Impairments*2	—	—	—	—	—	—	—	—	(1,445)	(1,445)
Translation adjustments	108	4,527	15,314	—	316	19,338	10,402	—	2,368	52,373
Other *3	—	—	—	—	1,750	25	(28)	—	191	1,938
Balance, March 31, 2013:
Goodwill - gross	6,075	147,531	153,569	5,320	37,269	160,857	113,956	3,020	32,310	659,907
Accumulated impairments	(300)	—	—	(5,320)	—	—	(306)	(706)	(10,032)	(16,664)
Goodwill	5,775	147,531	153,569	0	37,269	160,857	113,650	2,314	22,278	643,243

*1	The 128,522 million yen in the fiscal year ended March 31, 2012 relates to the Sony Ericsson acquisition. Refer to Note 24.
*2
During the fiscal years ended March 31, 2012 and 2013, Sony recorded impairment losses of 932 million yen and 1,445 million yen, respectively, in reporting units included in All Other. The impairment charges reflected the overall decline in the fair values of the reporting units. The fair values of the reporting units were estimated using the expected present value of future cash flows.

*3	Other primarily consists of purchase price adjustments for prior years and amounts reclassified as held for sale.
*4
The chemical products business, which is included in the Devices segment was classified as held for sale as of March 31, 2012. No impairment loss was recognized as a result of the held for sale classification. The assets held for sale included 29,182 million yen of goodwill which was reclassified to other assets in the consolidated balance sheets prior to completing the divestiture in the fiscal year ended March 31, 2013. Refer to Note 25.

*5	Substantially all of the acquisition amounts in the Game segment relate to the Gaikai Inc. (“Gaikai”) acquisition. Refer to Note 24.
*6	Sales and dispositions amounts in All Other substantially all relate to the sale of certain M3 shares. Refer to Note 5.

10.     Insurance-related accounts

Sony’s Financial Services segment subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance are charged to income when incurred in Japan whereas in the U.S. those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For the purpose of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2012 and 2013 were 282,846 million yen and 362,267 million yen, respectively.

(1)     Insurance policies:

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2011, 2012 and 2013 were 600,291 million yen, 654,986 million yen and 723,399 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2011, 2012 and 2013 were 71,037 million yen, 76,958 million yen and 81,974 million yen, respectively.

(2)     Deferred insurance acquisition costs:

Costs that vary with and are directly related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the fiscal years ended March 31, 2011, 2012 and 2013 amounted to 59,249 million yen, 55,427 million yen and 55,416 million yen, respectively.

(3)     Future insurance policy benefits:

Liabilities for future policy benefits, which mainly related to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.4% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2012 and 2013, future insurance policy benefits amounted to 3,202,066 million yen and 3,532,626 million yen, respectively.

(4)     Policyholders’ account in the life insurance business:

Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life insurance and investment contracts.　 Universal life insurance includes interest sensitive whole life contracts and variable contracts. The credited rate associated with interest sensitive whole life contracts is 2.0%. For variable contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. Investment contracts mainly include single payment juvenile contracts and policies after the start of annuity payments. The credited rates associated with investment contracts range from 0.1% to 6.3%.

Policyholders’ account in the life insurance business is comprised of the following:

	Yen in millions
	March 31
	2012	2013

Universal life insurance	1,010,277	1,199,409
Investment contracts	340,600	363,213
Other	98,767	130,494
Total	1,449,644	1,693,116

11.     Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2012	2013

Unsecured loans:
with a weighted-average interest rate of 3.98%	89,878
with a weighted-average interest rate of 3.89%		77,894
Secured call money:
with a weighted-average interest rate of 0.11%	10,000
with a weighted-average interest rate of 0.11%		10,000

	99,878	87,894

At March 31, 2013, certain subsidiaries in the Financial Services segment pledged as collateral securities investments with a book value of 10,543 million yen for 10,000 million yen of call money. In addition, marketable securities and securities investments with an aggregate book value of 67,660 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2012	2013

Unsecured loans, representing obligations principally to banks:
Due 2012 to 2024, with interest rates ranging from 0.23% to 4.50% per annum	564,275
Due 2013 to 2024, with interest rates ranging from 0.37% to 5.10% per annum		567,952
Unsecured 1.16% bonds, due 2012, net of unamortized discount	39,999
Unsecured 1.52% bonds, due 2013, net of unamortized discount	35,000
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,993	29,995
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,997	24,998
Unsecured 0.95% bonds, due 2012	60,000
Unsecured 1.40% bonds, due 2013	10,700	10,700
Unsecured 1.30% bonds, due 2014	110,000	110,000
Unsecured 0.55% bonds, due 2016	10,000	10,000
Unsecured 0.66% bonds, due 2017	45,000	45,000
Unsecured 0.43% bonds, due 2018		10,000
Unsecured 2.00% bonds, due 2018	16,300	16,300
Unsecured 2.07% bonds, due 2019	50,000	50,000
Unsecured 1.41% bonds, due 2022	10,000	10,000
Unsecured zero coupon convertible bonds, due 2017		150,000
Capital lease obligations and other:
Due 2012 to 2026, with interest rates ranging from 0.03% to 8.74% per annum	49,754
Due 2013 to 2026, with interest rates ranging from 0.28% to 7.77% per annum		44,125
Guarantee deposits received	16,691	15,646
	1,072,709	1,094,716
Less - Portion due within one year	310,483	156,288

	762,226	938,428

In March 2012, Sony executed a 1,365 million U.S. dollar unsecured bank loan with a group of lenders having six to ten year maturity terms in connection with acquiring Ericsson’s 50% equity interest in Sony Ericsson. This bank loan utilizes the Japan Bank for International Cooperation (“JBIC”) Facility, which was established to facilitate overseas mergers and acquisitions by Japanese companies as one of countermeasures against yen appreciation. Of the 1,365 million U.S. dollar loan, 60% or 819 million U.S. dollars is from the JBIC Facility and 40% or 546 million U.S. dollars is from private banks. The terms of this U.S. dollar loan agreement require accelerated repayment of the loan if Sony Corporation or its wholly-owned subsidiaries discontinue the business of mobile devices featuring telephone functionality.

In November 2012, Sony issued 150,000 million yen of Zero Coupon Convertible Bonds due 2017 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from December 14, 2012 to November 16, 2017. The initial conversion price is 957 yen per common share. Aside from the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption triggered upon the occurrence of certain corporate events including a merger, corporate split and delisting event. The reduced amount of the conversion price will be determined by a formula which is based on the effective date of the reduction and Sony’s common stock price. The reduced conversion price ranges from 870 yen to 957 yen per common share. The conversion price is also adjusted for dividends in excess of 25 yen per common share per fiscal year. The bondholders may require Sony to redeem the Zero Coupon Convertible Bonds on or after a reduction in the conversion price is triggered at 100% of its principal amount, together with a redemption premium which begins at 2.5% of the principal amount and ends at zero, amortized on a straight-line basis over the term of the Zero Coupon Convertible Bonds. In addition, Sony has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100% of the principal amount after November 30, 2015, if the closing sales prices per share of Sony’s common stock on the Tokyo Stock Exchange on 20 consecutive trading days are 130% or more of the conversion price, or at any time if less than 10% of the original issuance is outstanding. Sony was not required to bifurcate any of the embedded features contained in the Zero Coupon Convertible Bonds for accounting purposes. There are no significant adverse debt covenants related to the Zero Coupon Convertible Bonds, although there are certain cross-default provisions.

There are no significant adverse debt covenants or cross-default provisions related to the other short-term borrowings and long-term debt.

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions

2014	156,288
2015	213,369
2016	98,198
2017	158,464
2018	263,347
Later years	205,050
Total	1,094,716

At March 31, 2013, Sony had unused committed lines of credit amounting to 832,156 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2013, Sony has commercial paper programs, the size of which was 782,150 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

12.     Housing loans and deposits from customers in the banking business

(1)     Housing loans in the banking business:

Sony acquires and holds certain financial receivables in the normal course of business. A majority of financing receivables held by Sony consist of housing loans in the banking business and no other significant financial receivables exist.

A subsidiary in the banking business monitors the credit quality of housing loans based on the classification set by the financial conditions and the past due status of individual obligators. Past due status is monitored on a daily basis and the aforementioned classification is reviewed on a quarterly basis.

The allowance for the credit losses is established based on the aforementioned classifications and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses at March 31, 2012 were 749,636 million yen and 1,066 million yen, and at March 31, 2013 were 860,330 million yen and 1,135 million yen, respectively. During the fiscal years ended March 31, 2012 and 2013, charge-offs on housing loans in the banking business and changes in the allowance for credit losses, which took into consideration the impact of the Great East Japan Earthquake discussed in Note 18, were not significant.

In addition, the balance of housing loans placed on nonaccrual status or past due status were not significant at March 31, 2012 and 2013. A subsidiary in the banking business assesses the nonaccrual status based on the aforementioned classification, and may resume the accrual of the interest on the housing loan if the classification of the housing loan is changed.

(2)     Deposits from customers in the banking business:

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2012 and 2013, the balances of time deposits issued in amounts of 10 million yen or more were 374,665 million yen and 362,691 million yen, respectively. These amounts have been classified as current liabilities due to the ability of the customers to make withdrawals prior to maturity.

At March 31, 2013, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions

2015	36,579
2016	14,533
2017	4,056
2018	3,404
2019	2,065
Later years	42,995
Total	103,632

13.     Fair value measurements

As discussed in Note 2, assets and liabilities subject to the accounting guidance for fair value measurements held by Sony are classified and accounted for as described below.

(1)     Assets and liabilities that are measured at fair value on a recurring basis:

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Trading securities, available-for-sale securities and other investments

Where quoted prices are available in an active market, securities are classified in level 1 of the fair value hierarchy. Level 1 securities include exchange-traded equities. If quoted market prices are not available for the specific security or the market is inactive, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and mainly classified in level 2 of the hierarchy. Level 2 securities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the fair value hierarchy. Level 3 securities do not have actively traded quotes at the balance sheet date and require the use of unobservable inputs, such as indicative quotes from dealers and qualitative input from investment advisors, to value these securities. Level 3 assets include financial instruments whose value is determined using pricing models, discounted cash flow techniques, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation of assumptions that market participants would use in pricing the asset. Level 3 securities primarily include certain hybrid financial instruments and certain private equity investments not classified within level 1 or level 2.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters — i.e., parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, which are consistently applied. Where derivative products have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within level 2 of the fair value hierarchy.

In determining the fair value of Sony’s interest rate swap derivatives, Sony uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency derivatives, Sony’s approach is to use forward contract and option valuation models employing market observable inputs, such as spot currency rates, time value and option volatilities. These derivatives are classified within level 2 since Sony primarily uses observable inputs in its valuation of its derivative assets and liabilities.

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2012 and 2013 are as follows:

	Yen in millions
	March 31, 2012
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	214,036	219,455	—	433,491	433,491	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,091,451	—	1,091,451	23,267	1,068,184	—	—
Japanese local government bonds	—	33,675	—	33,675	1,405	32,270	—	—
Japanese corporate bonds	—	293,637	1,513	295,150	123,434	171,716	—	—
Foreign corporate bonds	—	359,960	15,291	375,251	75,764	299,487	—	—
Other	—	23,616	309	23,925	—	23,925	—	—
Equity securities	111,517	680	—	112,197	—	112,197	—	—
Other investments *1	5,475	4,592	73,451	83,518	—	83,518	—	—
Derivative assets *2	—	18,518	—	18,518	—	—	18,513	5
Total assets	331,028	2,045,584	90,564	2,467,176	657,361	1,791,297	18,513	5
Liabilities:
Derivative liabilities *2	—	41,218	—	41,218	—	—	40,034	1,184
Total liabilities	—	41,218	—	41,218	—	—	40,034	1,184

	Yen in millions
	March 31, 2013
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	278,575	252,212	—	530,787	530,787	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,220,608	—	1,220,608	24,335	1,196,273	—	—
Japanese local government bonds	—	67,195	—	67,195	61	67,134	—	—
Japanese corporate bonds	—	209,950	2,214	212,164	40,359	171,805	—	—
Foreign corporate bonds	—	422,022	20,752	442,774	96,896	345,878	—	—
Other	—	25,036	—	25,036	98	24,938	—	—
Equity securities	132,447	78	—	132,525	—	132,525	—	—
Other investments *1	6,742	3,126	76,892	86,760	—	86,760	—	—
Derivative assets *2	—	21,862	—	21,862	—	—	20,713	1,149
Total assets	417,764	2,222,0899	99,858	2,739,711	692,536	2,025,313	20,713	1,149
Liabilities:
Derivative liabilities *2	—	41,998	—	41,998	—	—	20,322	21,676
Total liabilities	—	41,998	—	41,998	—	—	20,322	21,676

*1 Other investments include certain hybrid financial instruments and certain private equity investments.
*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

Transfers into level 1 were 2,169 million yen and 1,612 million yen for the fiscal years ended March 31, 2012 and 2013 respectively, as quoted prices for certain trading securities became available in an active market. Transfers out of level 1 were 7,221 million yen and 2,417 million yen for the fiscal years ended March 31, 2012 and 2013 respectively, as quoted prices for certain trading securities were not available in an active market.

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2012 and 2013 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2012
	Assets
	Available-for-sale securities			Other investments
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other
Beginning balance	4,581	19,751	299	74,026
Total realized and unrealized gains (losses):
Included in earnings *1	—	27	—	(1,214)
Included in other comprehensive income (loss) *2	(2)	271	10	505
Purchases	—	6,994	—	3,144
Settlements	(500)	(5,961)	—	(2,784)
Transfers into level 3 *3	2,116	956	—	—
Transfers out of level 3 *4	(4,682)	(6,747)	—	—
Other	—	—	—	(226)
Ending balance	1,513	15,291	309	73,451

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings *1	—	(2)	—	(1,215)

	Yen in millions
	Fiscal year ended March 31, 2013
	Assets
	Available-for-sale securities			Other investments
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other
Beginning balance	1,513	15,291	309	73,451
Total realized and unrealized gains (losses):
Included in earnings *1	—	12	—	5,765
Included in other comprehensive income (loss) *2	(2)	2,086	(9)	1,984
Purchases	—	4,701	—	1,836
Settlements	—	(4,100)	—	(2,982)
Transfers into level 3 *3	703	4,906	—	—
Transfers out of level 3 *4	—	(2,244)	(300)	—
Other	—	100	—	(3,162)
Ending balance	2,214	20,752	—	76,892

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings *1	—	(14)	—	5,765

*1	Earning effects are included in financial services revenue in the consolidated statements of income.
*2	Unrealized gains (losses) are included in unrealized gains (losses) on securities in the consolidated statements of comprehensive income.
*3
Certain corporate bonds were transferred into level 3 because differences between fair value determined by indicative quotes from dealers and internally developed prices became significant and the observability of inputs decreased.

*4	Certain corporate bonds were transferred out of level 3 because quoted prices became available.

Level 3 assets include certain hybrid financial instruments for which the price fluctuates primarily based on the main stock index in Japan (Nikkei index), certain private equity investments, and certain domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. In determining the fair value of such assets, Sony uses third-party information such as indicative quotes from dealers without adjustment. For validating the fair values, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.

(2)     Assets and liabilities that are measured at fair value on a nonrecurring basis:

Sony also has assets and liabilities that are required to be recorded at fair value on a nonrecurring basis when certain circumstances occur. During the fiscal years ended March 31, 2012 and 2013, such measurements of fair value related primarily to the following:

	Fiscal year ended March 31, 2012
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Remeasurement of previously owned equity interest in Sony Ericsson	—	—	71,449	102,331
S-LCD impairment	—	—	71,662	(60,019)
Long-lived assets impairments	—	—	8,292	(59,583)
				(17,271)

	Fiscal year ended March 31, 2013
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Remeasurement of retained investment in M3	128,289	—	—	117,216
Long-lived assets impairments	—	—	3,935	(14,494)
				102,722

Remeasurement of previously owned equity interest in Sony Ericsson

During the fiscal year ended March 31, 2012, Sony remeasured to fair value the previously owned equity interest as part of Sony Ericsson acquisition. This measurement is classified as level 3 because significant unobservable inputs, such as projections of future cash flows and market comparables of similar transactions and companies were considered in the fair value measurement. Refer to Note 24.

S-LCD impairment

During the fiscal year ended March 31, 2012, Sony recorded other-than-temporary impairment loss on its share of S-LCD, including the reclassification to net income of foreign currency translation adjustments and the impact of the exchange rate fluctuations between the initial impairment loss and closing of the sale to Samsung. The measurement of the fair value of shares of S-LCD after impairment is classified as level 3 because significant unobservable inputs, primarily the estimate of the cash that would be received upon the sale to Samsung, were considered in the fair value measurement. Refer to Note 5.

Remeasurement of retained investment in M3

During the fiscal year ended March 31, 2013, Sony sold part of its shares in M3 and remeasured the remaining shares to fair value in accordance with the accounting guidance for deconsolidation of a subsidiary. This measurement is classified as level 1 because a quoted price for the shares of M3 is available on the Tokyo Stock Exchange. Refer to Note 5.

Long-lived assets impairments

Long-lived assets are measured at the lesser of carrying value or fair value if such assets are held for sale or when there is a determination that the asset is impaired. Sony’s determination of fair value was based on the comparable market values or estimated net cash flows which considered prices and other relevant information generated by market transactions involving comparable assets or cash flow projections based upon the most recent business plan. These measurements are classified as level 3 because significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, were considered in the fair value measurements. Refer to Note 19.

(3)     Financial instruments:

The estimated fair values by fair value hierarchy level of certain financial instruments that are not reported at fair value are summarized as follows:

	Yen in millions
	March 31, 2012
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total

Assets:
Housing loans in the banking business	—	823,668	—	823,668	749,636
Total assets	—	823,668	—	823,668	749,636

Liabilities:
Long-term debt including the current portion	—	1,079,914	—	1,079,914	1,072,709
Investment contracts included in policyholders’ account in the life insurance business	—	338,589	—	338,589	340,600
Total liabilities	—	1,418,503	—	1,418,503	1,413,309

	Yen in millions
	March 31, 2013
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total

Assets:
Housing loans in the banking business	—	947,276	—	947,276	860,330
Total assets	—	947,276	—	947,276	860,330

Liabilities:
Long-term debt including the current portion	—	1,221,174	—	1,221,174	1,094,716
Investment contracts included in policyholders’ account in the life insurance business	—	363,634	—	363,634	363,213
Total liabilities	—	1,584,808	—	1,584,808	1,457,929

The summary excludes cash and cash equivalents, call loans, time deposits, notes and accounts receivable, trade, call money, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business because the carrying values of these financial instruments approximated their fair values due to their short-term nature. The summary also excludes held-to-maturity securities disclosed in Note 7.

Cash and cash equivalents, call loans and call money are classified in level 1. Time deposits, short-term borrowings, deposits from customers in the banking business are classified in level 2. Held-to-maturity securities, included in marketable securities and securities investments and other in the consolidated balance sheets, primarily include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds and are substantially all classified in level 2. The fair values of housing loans in the banking business, included in securities investments and other in the consolidated balance sheets, were estimated based on the discounted future cash flows using interest rates reflecting London InterBank Offered Rate base yield curve with a certain risk premium. The fair values of long-term debt including the current portion and investment contracts included in policyholders’ account in the life insurance business were estimated based on either the market value or the discounted future cash flows using Sony’s current incremental borrowing rates for similar liabilities.

14.     Derivative instruments and hedging activities

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate swap agreements (including interest rate and currency swap agreements). Certain other derivative financial instruments are entered into in the Financial Services segment for asset-liability management (“ALM”) purposes. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. These derivatives generally mature or expire within six months after the balance sheet date. Other than derivatives utilized in the Financial Services segment for ALM, Sony does not use derivative financial instruments for trading or speculative purposes. These derivative transactions utilized for ALM in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.

Derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income. For the fiscal years ended March 31, 2011, 2012 and 2013, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2011, 2012 and 2013, the ineffective portion of the hedging relationship is not significant. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges.

Derivatives not designated as hedges

Changes in the fair value of derivatives not designated as hedges are recognized in income.

A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:

Foreign exchange forward contracts and foreign currency option contracts

Foreign exchange forward contracts and purchased and written foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts.

Sony also enters into foreign exchange forward contracts, which effectively fix the cash flows from foreign currency denominated debt. Accordingly, these derivatives have been designated as cash flow hedges.

Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.

Foreign exchange forward contracts, foreign currency option contracts and currency swap agreements held by certain subsidiaries in the Financial Services segment are marked-to-market with changes in value recognized in financial service revenue.

Interest rate swap agreements (including interest rate and currency swap agreements)

Interest rate swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in fair values. Interest rate swap agreements entered into in the Financial Services segment are used for reducing the risk arising from the changes in the fair value of fixed rate available-for-sale debt securities. These derivatives are considered to be a hedge against changes in the fair value of available-for-sale debt securities in the Financial Services segment. Accordingly, these derivatives have been designated as fair value hedges.

Sony also enters into certain interest rate swap agreements for the purpose of reducing the risk arising from the changes in anticipated cash flows of variable rate debt and foreign currency denominated debt. These interest rate swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt, are considered to be a hedge against changes in the anticipated cash flows of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges.

Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their ALM, which are marked-to-market with changes in value recognized in financial service revenue.

Any other interest rate swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate debt, are marked-to-market with changes in value recognized in other income and expenses.

Other agreements

Certain subsidiaries in the Financial Services segment have credit default swap agreements, equity future contracts, other currency contracts and hybrid financial instruments as part of their ALM, which are marked-to-market with changes in value recognized in financial services revenue. The hybrid financial instruments, disclosed in Note 7 as debt securities, contain embedded derivatives that are not required to be bifurcated because the entire instruments are carried at fair value.

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

	Yen in millions
Derivatives designated as hedging instruments	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2012	2013	Liability derivatives	2012	2013

Interest rate contracts	Prepaid expenses and other current assets	151	2	Current liabilities other	14,017	1,227
Interest rate contracts	Assets other	—	254	Liabilities other	1,184	18,892
Foreign exchange contracts	Prepaid expenses and other current assets	11	5	Current liabilities other	15	15
		162	261		15,216	20,134

	Yen in millions
Derivatives not designated as hedging instruments	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2012	2013	Liability derivatives	2012	2013

Interest rate contracts	Prepaid expenses and other current assets	5	—	Current liabilities other	4,390	147
Interest rate contracts		—	—	Liabilities other	—	2,784
Foreign exchange contracts	Prepaid expenses and other current assets	18,345	20,706	Current liabilities other	21,612	18,933
Foreign exchange contracts	Assets other	5	895		—	—
Credit contracts	Prepaid expenses and other current assets	1	—		—	—
		18,356	21,601		26,002	21,864
Total derivatives		18,518	21,862		41,218	41,998

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal years ended March 31, 2011, 2012 and 2013.

	Yen in millions
Derivatives under fair value hedging relationships	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2011	2012	2013

Interest rate contracts	Financial services revenue	588	(2,998)	(11,275)
Foreign exchange contracts	Foreign exchange gain or (loss), net	(18)	(49)	1
Total		570	(3,047)	(11,274)

	Yen in millions
	Fiscal year ended March 31, 2011
Derivatives under cash flow hedging relationships	Amount of gain or (loss) recognized in OCI on derivative	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount

Interest rate contracts	(108)	Interest expense	329	Interest expense	—
Total	(108)	Total	329	Total	—

	Yen in millions
	Fiscal year ended March 31, 2012
Derivatives under cash flow hedging relationships	Amount of gain or (loss) recognized in OCI on derivative	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount

Interest rate contracts	171	Interest expense	308	Interest expense	—
Total	171	Total	308	Total	—

	Yen in millions
	Fiscal year ended March 31, 2013
Derivatives under cash flow hedging relationships	Amount of gain or (loss) recognized in OCI on derivative	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount

Interest rate contracts	(69)	Interest expense	615	Interest expense	—
Total	(69)	Total	615	Total	—

At March 31, 2013, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of 742 million yen.

Derivatives not designated as hedging instruments	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative (Yen in millions)
		Fiscal year ended March 31
		2011	2012	2013

Interest rate contracts	Financial services revenue	(3,332)	(3,303)	(2,779)
Interest rate contracts	Financial services expenses	32	—	—
Foreign exchange contracts	Financial services revenue	(1,294)	(79)	7,202
Foreign exchange contracts	Foreign exchange gain or (loss), net	8,311	4,324	5,596
Bond contracts	Financial services revenue	44	—	—
Credit contracts	Financial services revenue	(101)	(25)	(3)
Total		3,660	917	10,016

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2012		March 31, 2013
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	1,227,889	(7,305)	1,127,799	(7,185)
Currency option contracts purchased	9,878	91	1,296	44
Currency option contracts written	152	(1)	1,037	(6)
Currency swap agreements	519,041	2,206	459,019	9,507
Other currency contracts	48,347	1,743	58,294	298
Interest rate contracts:
Interest rate swap agreements	451,416	(19,435)	529,642	(22,794)
Credit contracts:
Credit default swap agreements	1,367	1	—	—

15.     Pension and severance plans

(1)     Defined benefit and severance plans

Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. In July 2004, Sony Corporation and certain of its subsidiaries amended their pension plans and introduced a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan, the amount of payment is determined based on the sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring.

Under the plans, in general, the defined benefits cover 65% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are payable at the option of the retiring employee either in a lump-sum amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

From April 1, 2012, Sony Corporation and substantially all of its subsidiaries in Japan have modified existing defined benefit pension plans such that life annuities will no longer accrue additional service benefits, with those participants instead accruing fixed-term annuities. The defined benefit pension plans were closed to new participants and a defined contribution plan was also introduced.

In addition, several of Sony’s foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which cover substantially all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

The components of net periodic benefit costs for the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013

Service cost	29,589	29,774	25,343
Interest cost	16,067	15,196	14,606
Expected return on plan assets	(17,987)	(15,401)	(16,389)
Recognized actuarial loss	11,802	12,219	12,853
Amortization of prior service costs	(10,391)	(10,380)	(10,271)
Net periodic benefit costs	29,080	31,408	26,142

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013

Service cost	4,160	3,348	2,387
Interest cost	11,165	10,082	10,197
Expected return on plan assets	(9,135)	(9,049)	(9,245)
Amortization of net transition asset	20	139	117
Recognized actuarial loss	2,911	2,771	1,781
Amortization of prior service costs	(32)	(448)	(566)
Losses (gains) on curtailments and settlements	(31)	1,111	(405)
Net periodic benefit costs	9,058	7,954	4,266

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 13,797 million yen, 10,365 million yen and 12 million yen, respectively.

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2012	2013	2012	2013

Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	735,853	789,059	206,497	221,641
Service cost	29,774	25,343	3,348	2,387
Interest cost	15,196	14,606	10,082	10,197
Plan participants’ contributions	—	—	684	619
Amendments	(1,119)	—	440	27
Actuarial loss	25,098	49,258	12,376	25,385
Foreign currency exchange rate changes	—	—	(3,273)	27,354
Curtailments and settlements	(301)	—	(577)	(2,106)
Effect of changes in consolidated subsidiaries	8,852	(15,061)	3,104	—
Benefits paid	(24,294)	(36,161)	(11,040)	(10,576)
Benefit obligation at end of the fiscal year	789,059	827,044	221,641	274,928

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	536,648	556,247	140,387	151,139
Actual return on plan assets	18,447	69,491	11,421	17,075
Foreign currency exchange rate changes	—	—	(1,872)	18,460
Employer contribution	15,745	10,369	9,033	10,501
Plan participants’ contributions	—	—	684	619
Curtailments and settlements	—	—	(1,386)	(351)
Effect of changes in consolidated subsidiaries	4,592	(7,003)	2,331	—
Benefits paid	(19,185)	(21,100)	(9,459)	(9,424)
Fair value of plan assets at end of the fiscal year	556,247	608,004	151,139	188,019

Funded status at end of the fiscal year	(232,812)	(219,040)	(70,502)	(86,909)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2012	2013	2012	2013
Noncurrent assets	1,769	2,219	4,399	1,903
Current liabilities	—	—	(2,943)	(2,462)
Noncurrent liabilities	(234,581)	(221,259)	(71,958)	(86,350)
Ending balance	(232,812)	(219,040)	(70,502)	(86,909)

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2012	2013	2012	2013
Prior service cost (credit)	(75,840)	(64,194)	(2,933)	(2,753)
Net actuarial loss	292,382	264,559	38,196	62,686
Obligation existing at transition	—	—	52	35
Ending balance	216,542	200,365	35,315	59,968

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2012	2013	2012	2013

Accumulated benefit obligations	786,679	824,345	189,360	233,949

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2012	2013	2012	2013

Projected benefit obligations	781,983	819,059	170,314	210,384
Accumulated benefit obligations	779,604	816,360	163,002	204,253
Fair value of plan assets	549,017	599,227	111,667	154,058

Weighted-average assumptions used to determine benefit obligations as of March 31, 2012 and 2013 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2012	2013	2012	2013

Discount rate	1.9%	1.5%	4.7%	4.1%
Rate of compensation increase	*	*	3.5	3.1
* Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2011	2012	2013	2011	2012	2013

Discount rate	2.3%	2.1%	1.9%	5.5%	5.2%	4.7%
Expected return on plan assets	2.9	3.0	3.0	5.9	6.5	6.1
Rate of compensation increase	*	*	*	4.0	3.5	3.5

* Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Sony reviews these assumptions for changes in circumstances.

The weighted-average rate of compensation increase is calculated based only on the pay-related plans. The point-based plans discussed above are excluded from the calculation because payments made under the plan are not based on employee compensation.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as the historical and expected long-term rates of returns on various categories of plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long-term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long-term return consistent with the long-term nature of the corresponding pension liabilities.

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2013, are, as a result of Sony’s asset liability management, 28% of equity securities, 58% of fixed income securities and 14% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 40% of equity securities, 47% of fixed income securities and 13% of other investments for the pension plans of foreign subsidiaries.

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2012	Level 1	Level 2	Level 3

Cash and cash equivalents	14,586	14,586	—	—
Equity:
Equity securities (a)	130,283	127,918	2,365	—
Fixed income:
Government bonds (b)	255,010	—	255,010	—
Corporate bonds (c)	23,853	—	23,853	—
Asset-backed securities (d)	4,722	—	4,722	—
Commingled funds (e)	58,862	—	58,862	—
Commodity funds (f)	1,850	—	1,850	—
Private equity (g)	23,388	—	—	23,388
Hedge funds (h)	42,258	—	—	42,258
Real estate	1,435	—	—	1,435
Total	556,247	142,504	346,662	67,081

	Japanese plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2013	Level 1	Level 2	Level 3

Cash and cash equivalents	8,419	8,419	—	—
Equity:
Equity securities (a)	157,566	154,630	2,936	—
Fixed income:
Government bonds (b)	268,297	—	268,297	—
Corporate bonds (c)	33,053	—	33,053	—
Asset-backed securities (d)	2,797	—	2,797	—
Commingled funds (e)	72,410	—	72,410	—
Commodity funds (f)	1,712	—	1,712	—
Private equity (g)	27,205	—	—	27,205
Hedge funds (h)	35,071	—	—	35,071
Real estate	1,474	—	—	1,474
Total	608,004	163,049	381,205	63,750

(a)
 Includes approximately 65 percent and 63 percent of Japanese equity securities, and 35 percent and 37 percent of foreign equity securities for the fiscal years ended March 31, 2012 and 2013, respectively.

(b)
 Includes approximately 64 percent and 59 percent of debt securities issued by Japanese national and local governments, and 36 percent and 41 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2012 and 2013, respectively.

(c)	Includes debt securities issued by Japanese and foreign corporation and government related agencies.
(d)	Includes primarily mortgage-backed securities.

(e)
 Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 42 percent and 48 percent of investments in equity, 56 percent and 48 percent of investments in fixed income, and 2 percent and 4 percent of investments in other for the fiscal years ended March 31, 2012 and 2013, respectively.

(f)	Represents commodity futures funds.
(g)	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the U.S. and Europe.
(h)	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

	Foreign plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2012	Level 1	Level 2	Level 3

Cash and cash equivalents	859	859	—	—
Equity:
Equity securities (a)	36,497	30,514	5,983	—
Fixed income:
Government bonds (b)	43,504	—	43,504	—
Corporate bonds (c)	9,192	—	5,231	3,961
Asset-backed securities	648	—	648	—
Insurance contracts (d)	9,283	—	9,283	—
Commingled funds (e)	43,902	—	43,902	—
Real estate and other (f)	7,254	20	2,151	5,083
Total	151,139	31,393	110,702	9,044

	Foreign plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2013	Level 1	Level 2	Level 3

Cash and cash equivalents	171	171	—	—
Equity:
Equity securities (a)	36,917	29,348	7,569	—
Fixed income:
Government bonds (b)	52,061	—	52,061	—
Corporate bonds (c)	20,095	—	15,322	4,773
Asset-backed securities	526	—	526	—
Insurance contracts (d)	11,639	—	11,639	—
Commingled funds (e)	58,007	—	58,007	—
Real estate and other (f)	8,603	73	1,573	6,957
Total	188,019	29,592	146,697	11,730

(a)	Includes primarily foreign equity securities.
(b)	Includes primarily foreign government debt securities.
(c)	Includes primarily foreign corporate debt securities.
(d)	Represents annuity contracts with or without profit sharing.
(e)
Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They are primarily comprised of foreign equities and fixed income investments.

(f)	Includes primarily private real estate investment trusts.

Each level in the fair value hierarchy in which each plan asset is classified is determined based on inputs used to measure the fair values of the asset, and does not necessarily indicate the risks or rating of the asset.

The following is a description of the valuation techniques used to measure Japanese and foreign plan assets at fair value. There were no changes in valuation techniques during the fiscal years ended March 31, 2012 and 2013.

Equity securities are valued at the closing price reported in the active market in which the individual securities are traded. These assets are generally classified as level 1.

The fair value of fixed income securities is typically estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are generally classified as level 2.

Commingled funds are typically valued using the net asset value provided by the administrator of the fund and reviewed by Sony. The net asset value is based on the value of the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. These assets are classified as level 1, level 2 or level 3 depending on availability of quoted market prices.

Commodity funds are valued using inputs that are derived principally from or corroborated by observable market data. These assets are generally classified as level 2.

Private equity and private real estate investment trust valuations require significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. These assets are initially valued at cost and are reviewed periodically utilizing available and relevant market data to determine if the carrying value of these assets should be adjusted.　 These investments are classified as level 3. The valuation methodology is applied consistently from period to period.

Hedge funds are valued using the net asset value as determined by the administrator or custodian of the fund. These investments are classified as level 3.

The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2012 and 2013:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate	Total

Beginning balance at April 1, 2011	19,888	43,688	1,533	65,109
Return on assets held at end of year	450	470	(98)	822
Return on assets sold during the year	—	—	—	—
Purchases, sales, and settlements, net	3,050	(1,900)	—	1,150
Transfers, net	—	—	—	—
Ending balance at March 31, 2012	23,388	42,258	1,435	67,081
Return on assets held at end of year	3,817	(1,514)	39	2,342
Return on assets sold during the year	—	—	—	—
Purchases, sales, and settlements, net	—	(5,673)	—	(5,673)
Transfers, net	—	—	—	—
Ending balance at March 31, 2013	27,205	35,071	1,474	63,750

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Corporate bonds	Commingled funds	Real estate and other	Total

Beginning balance at April 1, 2011	4,846	530	3,773	9,149
Return on assets held at end of year	447	—	558	1,005
Return on assets sold during the year	—	—	—	—
Purchases, sales, and settlements, net	(1,209)	(530)	156	(1,583)
Transfers, net	—	—	—	—
Other *	(123)	—	596	473
Ending balance at March 31, 2012	3,961	—	5,083	9,044
Return on assets held at end of year	260	—	245	505
Return on assets sold during the year	1	—	—	1
Purchases, sales, and settlements, net	(20)	—	(23)	(43)
Transfers, net	—	—	—	—
Other *	571	—	1,652	2,223
Ending balance at March 31, 2013	4,773	—	6,957	11,730
* Primarily consists of translation adjustments.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 22 billion yen to the Japanese plans and approximately 8 billion yen to the foreign plans during the fiscal year ending March 31, 2014. At the end of the fiscal year ended March 31, 2012, Sony had expected to contribute approximately 18 billion yen to the Japanese plans. However, Sony actually contributed 19 billion yen to the plans in the fiscal year ended March 31, 2013.

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31	Yen in millions	Yen in millions

2014	27,762	10,314
2015	30,427	11,022
2016	32,921	10,658
2017	34,154	11,306
2018	36,391	11,937
2019 — 2023	218,706	68,135

(2)     Defined contribution plans

Total defined contribution expenses for the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013

Japanese plans	9	464	3,729
Foreign plans	4,350	6,726	13,070

16.     Stockholders’ equity

(1)     Common stock:

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2011, 2012 and 2013 have resulted from the following:

Number of shares
Balance at March 31, 2010	1,004,571,464
Exercise of stock acquisition rights	65,200
Balance at March 31, 2011	1,004,636,664
Exercise of stock acquisition rights	1,500
Balance at March 31, 2012	1,004,638,164
Stock issued under exchange offering	7,312,042
Balance at March 31, 2013	1,011,950,206

At March 31, 2013, 175,821,611 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”) by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2011, 2012 and 2013.

(2)     Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2013 was 325,539 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2013, including cash dividends for the six-month period ended March 31, 2013, has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on May 8, 2013 and was then recorded in the statutory books of account, in accordance with the Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 7,891 million yen and 19,080 million yen at March 31, 2012 and 2013, respectively.

(3)     Other comprehensive income:

Other comprehensive income for the fiscal years ended March 31, 2011, 2012 and 2013 were comprised of the following:

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount

For the fiscal year ended March 31, 2011:
Unrealized gains (losses) on securities, net -
Unrealized holding losses arising during the period*	(42,311)	12,996	(25,445)
Less : Reclassification adjustment included in net income	21,548	(8,104)	13,444
Unrealized gains (losses) on derivative instruments, net -
Unrealized holding losses arising during the period	(662)	52	(610)
Less : Reclassification adjustment included in net income	(785)	(158)	(943)
Pension liability adjustment*	3,164	(6,463)	(3,176)
Foreign currency translation adjustments -
Translation adjustments arising during the period	(118,840)	1,256	(117,584)
Less : Reclassification adjustment included in net income	(832)	—	(832)

Other comprehensive income (loss)	(138,718)	(421)	(135,146)

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount

For the fiscal year ended March 31, 2012:
Unrealized gains (losses) on securities, net -
Unrealized holding gains arising during the period*	28,712	(10,162)	12,369
Less : Reclassification adjustment included in net income	3,417	(1,240)	2,177
Unrealized gains (losses) on derivative instruments, net -
Unrealized holding losses arising during the period	(177)	(70)	(247)
Less : Reclassification adjustment included in net income	911	(125)	786
Pension liability adjustment*	(29,239)	(3,934)	(34,668)
Foreign currency translation adjustments -
Translation adjustments arising during the period*	(32,640)	74	(32,961)
Less : Reclassification adjustment included in net income	14,655	—	14,655

Other comprehensive income (loss)	(14,361)	(15,457)	(37,889)

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount

For the fiscal year ended March 31, 2013:
Unrealized gains (losses) on securities, net -
Unrealized holding gains arising during the period*	112,049	(35,413)	62,537
Less : Reclassification adjustment included in net income	(34,686)	14,328	(20,358)
Unrealized gains (losses) on derivative instruments, net -
Unrealized holding losses arising during the period	(69)	12	(57)
Less : Reclassification adjustment included in net income	615	(250)	365
Pension liability adjustment*	(8,476)	1,853	(4,983)
Foreign currency translation adjustments -
Translation adjustments arising during the period*	160,425	(2,534)	159,149
Less : Reclassification adjustment included in net income	3,927	—	3,927

Other comprehensive income (loss)	233,785	(22,004)	200,580

*Amounts allocable to the noncontrolling interests in the equity of a subsidiary and other are deducted from the net-of-tax amount for unrealized holding gains on securities, pension liability adjustment and foreign currency translation adjustments arising during the period.

During the fiscal years ended March 31, 2011, 2012 and 2013, gains of 832 million yen, losses of 14,655 million yen and losses of 3,927 million yen, respectively, of foreign currency translation adjustments were transferred from accumulated other comprehensive income to net income as a result of the liquidation or sale of certain foreign subsidiaries and affiliates. The amount transferred during the fiscal year ended March 31, 2012 includes losses of 12,772 million yen as a result of the other-than-temporary impairment loss on the shares of S-LCD. Refer to Note 5.

(4)     Equity transactions with noncontrolling interests:

Net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests for the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Net income (loss) attributable to Sony Corporation’s stockholders	(259,585)	(456,660)	43,034
Transfers (to) from the noncontrolling interests:
Decrease in additional paid-in capital for purchase of additional shares in consolidated subsidiaries	(100)	(640)	(57,364)
Change from net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests	(259,685)	(457,300)	(14,330)

In September 2012, Sony conducted a tender offer to purchase additional common shares of So-net Entertainment Corporation (“So-net”). As a result, Sony’s equity ownership increased to 95.95%. On January 1, 2013, Sony acquired the remaining 4.05% equity ownership of So-net through a share exchange. The difference between cash consideration paid or the fair value of the shares of Sony delivered to the noncontrolling interests and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 38,715 million yen.

In March, 2013, Sony completed the acquisition of an additional 32.39% of the shares of Multi Screen Media Private Limited (“MSM”), which operates television networks in India. As a result of this transaction, Sony’s total equity interest in MSM increased to 94.39%. The aggregate cash consideration for the additional shares was 271 million U.S. dollars, of which 145 million U.S. dollars was paid at the closing of the transaction. An additional 42 million U.S. dollars was paid on April, 15, 2013. The remaining 84 million U.S. dollars will be paid in two equal annual installments of 42 million U.S. dollars on April 15, 2014 and April 15, 2015. The difference between cash consideration paid and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 18,450 million yen.

17.     Stock-based compensation plans

The stock-based compensation expense for the fiscal years ended March 31, 2011, 2012 and 2013 was 1,952 million yen, 1,952 million yen and 1,232 million yen, respectively. The income tax benefit related to the stock-based compensation expense for the fiscal years ended March 31, 2011, 2012 and 2013 was 322 million yen, 287 million yen and 209 million yen, respectively. The total cash received from exercises under all of the stock-based compensation plans during the fiscal years ended March 31, 2011 and 2012 was 198 million yen and 4 million yen, respectively. Sony issued new shares upon exercise of these rights. During the fiscal year ended March 31, 2013, there were no exercises under the stock-based compensation plans. The actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans for the fiscal years ended March 31, 2011, 2012 and 2013 was insignificant.

During the fiscal year ended March 31, 2013, the remaining outstanding stock appreciation rights (“SARs”) expired unexercised and the plan was subsequently terminated. The SARs were granted to certain employees in the United States of America and the employees received cash equal to the amount that the market price of Sony Corporation’s common stock exceeded the strike price of the SARs upon exercise of such rights.

There were no SARs granted or exercised during the fiscal years ended March 31, 2011, 2012 and 2013 and SARs compensation expense for the fiscal years ended March 31, 2011, 2012, and 2013 was insignificant.

Sony has a single remaining stock-based compensation plan as an incentive plan for selected directors, corporate executive officers and employees in the form of a stock acquisition rights plan. The stock acquisition rights generally have three year graded vesting schedules and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2011, 2012 and 2013 was 1,036 yen, 345 yen and 189 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2011, 2012 and 2013 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2011		2012		2013
Weighted-average assumptions
Risk-free interest rate	1.60%		1.08%		0.74%
Expected lives	6.64	years	6.77	years	6.85	years
Expected volatility*	35.74%		36.88%		39.61%
Expected dividends	0.83%		1.85%		3.25%

* Expected volatility was based on the historical volatilities of Sony Corporation’s common stock over the expected life of the stock acquisition rights.

A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2013 is as follows:

	Fiscal year ended March 31, 2013
	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Total intrinsic value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	18,880,300	3,188
Granted	1,915,000	933
Exercised	—	—
Forfeited or expired	1,713,500	3,914

Outstanding at end of the fiscal year	19,081,800	3,124	5.56	1,238
Exercisable at end of the fiscal year	14,629,300	3,570	4.55	—

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2011 and 2012 was 26 million yen and 0.2 million yen, respectively. During the fiscal year ended March 31, 2013, there were no exercises under the stock acquisition rights plan.

As of March 31, 2013, there was 663 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 1.9 years.

18.     Great East Japan Earthquake and Thai Floods

(1)     Great East Japan Earthquake

On March 11, 2011, Japan experienced a massive earthquake and tsunami (the “Great East Japan Earthquake”). The disaster caused significant damage to certain fixed assets including buildings, machinery and equipment as well as inventories in manufacturing sites and warehouses located principally in northeastern Japan.

For the fiscal year ended March 31, 2011, Sony incurred incremental losses and expenses including repair, removal and cleaning costs directly related to the damage caused by the disaster of 10,897 million yen, including the disposal or impairment of fixed assets of 7,668 million yen. These losses and expenses were primarily recorded in other operating (income) expense, net in the consolidated statements of income and were offset by insurance recoveries of 10,841 million yen, the amount that was deemed probable up to the extent of the corresponding losses recognized, as described below. The restoration costs anticipated to occur on or after April 1, 2011 were not recorded in the period ended March 31, 2011. In addition, Sony also incurred other losses and expenses of 11,821 million yen, which included idle facility costs at manufacturing sites, and an additional provision for life insurance policy reserves. These losses and expenses were primarily recorded in cost of sales and financial services expenses in the consolidated statements of income.

For the fiscal year ended March 31, 2012, Sony incurred incremental losses and expenses including repair, removal, restoration and cleaning costs directly related to the damage caused by the disaster of 5,864 million yen. These losses and expenses were primarily recorded in cost of sales in the consolidated statements of income and were partially offset by insurance recoveries of 2,159 million yen, as described below. In addition, Sony also incurred other losses and expenses of 6,294 million yen, which included idle facility costs at manufacturing sites. These losses and expenses were primarily recorded in cost of sales in the consolidated statements of income.

Sony has insurance policies which cover certain damage directly caused by the Great East Japan Earthquake for Sony Corporation and certain of its subsidiaries including manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets and inventories and provide business interruption coverage, including lost profits.

Insurance claims in the amount of 15,000 million yen, the total coverage amount, were agreed to by the insurance carriers as a final settlement and were paid in March 2012. Of this amount, 2,000 million yen was due to a certain carrier as reinsurance. The amount was recorded in other current liabilities in the consolidated balance sheets as of March 31, 2012 and was paid in the fiscal year ended March 31, 2013. The insurance proceeds were primarily included in investing activities in the consolidated statements of cash flows.

(2)     Thai Floods

In October 2011, certain of Sony’s Thailand subsidiaries temporarily closed operations due to significant floods (the “Floods”). The Floods caused significant damage to certain fixed assets including buildings, machinery and equipment as well as inventories in manufacturing sites and warehouses located in Thailand. In addition, the Floods impacted the operations of certain Sony subsidiaries in Japan and other countries.

For the fiscal year ended March 31, 2012, Sony incurred incremental losses and expenses including repair, removal and cleaning costs directly related to the damage caused by the Floods of 13,236 million yen, including the disposal or impairment of fixed assets of 7,882 million yen. These losses and expenses were primarily recorded in other operating (income) expense, net in the consolidated statements of income and were offset by insurance recoveries as described below. The restoration costs are recorded when the services are rendered and liabilities incurred. In addition, Sony also incurred other losses and expenses of 13,899 million yen, which included idle facility costs at manufacturing sites and other additional expenses. These losses and expenses were mainly recorded in cost of sales in the consolidated statements of income.

For the fiscal year ended March 31, 2013, Sony incurred other additional expenses of 4,529 million yen which were primarily recorded in cost of sales in the consolidated statements of income.

Sony has insurance policies which cover certain damage directly caused by the Floods for Sony Corporation and certain of its subsidiaries including manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets, inventories and additional expenses including removal and cleaning costs and provide business interruption coverage, including lost profits.

Insurance claims in the amount of 50,416 million yen were agreed to by the insurance carriers and were paid during the fiscal year ended March 31, 2012. Of this amount, Sony received 26,316 million yen for fixed assets, inventories and additional expenses, of which 17,520 million yen represents the portion of insurance recoveries in excess of the carrying value before the damage caused by the Floods of the insured fixed assets and inventories, and were recorded in cost of sales and other operating (income) expense, net in the consolidated statements of income. The remaining amount of the insurance claims paid of 24,100 million yen was for business interruption insurance recoveries, which applies to the lost profit which occurred after the Floods to December 31, 2011, and were recorded in other operating revenue in the consolidated statements of income. The insurance proceeds for fixed assets and for other than fixed assets are included in investing activities and operating activities in the consolidated statements of cash flows, respectively.

In addition, as of March 31, 2012, Sony still had pending insurance claims for damage to fixed assets, inventories, additional expenses and business interruption. Sony recorded insurance receivables of 5,788 million yen which represents the portion of the insurance claims that were deemed probable of collection up to the extent of the amount of corresponding losses recognized in the same period and substantially all relate to damaged assets and inventories. Sony concluded that the recoveries from these insurance claims are probable based on the coverage under valid policies, communications with the insurance carriers, Sony’s past claims history with the insurance carriers, and Sony’s assessment that the insurance carriers have the financial ability to pay the claims. These receivables were primarily recorded in prepaid expenses and other current assets in the consolidated balance sheets.

For the fiscal year ended March 31, 2013, insurance claims in the amount of 53,316 million yen were agreed to by the insurance carriers. Of this amount, Sony received 25,284 million yen for fixed assets, inventories and additional expenses, of which 11,961 million yen primarily represents the portion of insurance recoveries in excess of the carrying value before the damage caused by the Floods of the insured fixed assets and inventories, and were recorded in cost of sales and other operating (income) expense, net in the consolidated statements of income. The remaining amount of the insurance claims paid of 28,032 million yen was for business interruption insurance recoveries, which applies to the lost profit which occurred from January 1, 2012 through the end of the indemnity periods in addition to the unsettled portion of insurance claimed in the fiscal year ended March 31, 2012 and was recorded in other operating revenue in the consolidated statements of income. The insurance proceeds for fixed assets and for other than fixed assets are included in investing activities and operating activities in the consolidated statements of cash flows, respectively.

In addition, as of March 31, 2013, Sony still had pending insurance claims for additional expenses and business interruption. Sony recorded insurance receivables of 2,482 million yen which relate to additional expenses and business interruption claims agreed to by the insurance carriers prior to the fiscal year end and paid by April 19, 2013 and advance payments of 3,555 million yen for repairs and other costs to be incurred. These receivables and advance payments were recorded in prepaid expenses and other current assets and other current liabilities in the consolidated balance sheets, respectively.

19.     Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives. Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability. The restructuring activities are generally short term in nature and are generally completed within one year of initiation. For the fiscal years ended March 31, 2011, 2012 and 2013, Sony recorded total restructuring charges of 62,318 million yen, 52,645 million yen and 74,386 million yen, respectively.

Sony anticipates recording approximately 50 billion yen of restructuring charges for the fiscal year ending March 31, 2014.

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2011, 2012 and 2013 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals, net*	Other associated costs	Total
Balance at March 31, 2010	27,218	—	8,962	36,180
Restructuring costs	38,264	8,294	15,760	62,318
Non-cash charges	—	(8,294)	—	(8,294)
Cash payments	(47,521)	—	(19,086)	(66,607)
Adjustments	(2,376)	—	(662)	(3,038)
Balance at March 31, 2011	15,585	—	4,974	20,559
Sony Ericsson acquisition	8,789	—	2,190	10,979
Restructuring costs	25,453	20,428	6,764	52,645
Non-cash charges	—	(20,428)	—	(20,428)
Cash payments	(24,928)	—	(4,862)	(29,790)
Adjustments	98	—	(1,130)	(1,032)
Balance at March 31, 2012	24,997	—	7,936	32,933
Restructuring costs	62,752	5,161	6,473	74,386
Non-cash charges	—	(5,161)	—	(5,161)
Cash payments	(58,518)	—	(9,722)	(68,240)
Adjustments	3,498	—	988	4,486
Balance at March 31, 2013	32,729	—	5,675	38,404

* Significant asset impairments excluded from restructuring charges are described below.

The total amount of costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2011, 2012 and 2013 are as follows:
	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013

Imaging Products & Solutions	11,527	1,278	11,179
Game	4,097	519	250
Mobile Products & Communications*	2,451	1,859	5,885
Home Entertainment & Sound	18,989	5,007	11,815
Devices	7,839	26,373	19,096
Pictures	2,722	1,273	1,081
Music	2,662	5,710	2,305
Financial Services	5,010	1,822	—
All Other and Corporate	7,021	8,804	22,775
Total net charges	62,318	52,645	74,386

* Sony acquired Ericsson’s shares in Sony Ericsson and it became a wholly-owned subsidiary of Sony. Subsequent to the acquisition, Sony Ericsson was renamed Sony Mobile which is included in the MP&C segment. Refer to Note 24.

In addition to the restructuring charges in the tables above, Sony recorded in cost of sales 4,751 million, 2,115 million yen and 3,121 million yen of non-cash charges related to depreciation associated with restructured assets for the fiscal years ended March 31, 2011, 2012 and 2013, respectively. Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activity refers to the increase in depreciation expense caused by shortening the useful life or updating the salvage value of depreciable fixed assets to coincide with the end of production under an approved restructuring plan. Any impairment of the asset is recognized immediately in the period.

Imaging Products & Solutions segment

In an effort to improve the performance of the IP&S segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs). Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the IP&S segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the IP&S segment restructuring charges related mainly to employee termination benefits totaling 9,510 million yen, 3,080 million yen and 9,659 million yen for the fiscal years ended March 31, 2011, 2012 and 2013, respectively, in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs, including headcount reductions at Sony Corporation and major consolidated electronics subsidiaries in Japan and the closure of a production facility in Japan to streamline organizations of the electronics business operations and increase operational efficiency as announced on October 19, 2012. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

Game segment

In an effort to improve the performance of the Game segment, Sony has undergone a number of restructuring efforts to reduce its operating costs.

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits in selling, general and administrative expenses and an impairment of assets in other operating (income) expense in the consolidated statements of income.

Mobile Products & Communications segment

In an effort to improve the performance of the MP&C segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations and shifting and aggregating manufacturing to low-cost areas. Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the MP&C segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the MP&C segment restructuring charges related mainly to employee termination benefits totaling 2,130 million yen, 1,812 million yen and 4,959 million yen for the fiscal years ended March 31, 2011, 2012 and 2013, respectively, in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs, including headcount reductions at Sony Corporation and major consolidated electronics subsidiaries in Japan to streamline organizations of the electronics business operations and increase operational efficiency as announced on October 19, 2012. Sony will continue to implement programs to reduce headcount by streamlining business operations, including the closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

During the fiscal year ended March 31, 2012, as a result of the acquisition of Sony Ericsson, which was subsequently renamed Sony Mobile, Sony reflected in the consolidated balance sheets 10,979 million yen of restructuring liabilities which related to restructuring activities undertaken by Sony Ericsson prior to Sony’s acquisition of Ericsson’s 50% equity interest in Sony Ericsson, but which had not yet been paid or settled by Sony Ericsson. The restructuring liability related to activities previously accrued by Sony Ericsson but which were unpaid as of the acquisition date representing severance costs of 8,789 million yen and other associated costs of 2,190 million yen.

Home Entertainment & Sound segment

In an effort to improve the performance of the HE&S segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs). Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the HE&S segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the HE&S segment restructuring charges related mainly to employee termination benefits totaling 8,679 million yen, 4,548 million yen and 10,647 million yen for the fiscal years ended March 31, 2011, 2012 and 2013, respectively, in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs, including headcount reductions at Sony Corporation and major consolidated electronics subsidiaries in Japan to streamline organizations of the electronics business operations and increase operational efficiency as announced on October 19, 2012. Sony will continue to implement programs to reduce headcount by streamlining business operations, including the closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

Sales and transfers of manufacturing operations outside of Japan -

During the fiscal year ended March 31, 2011, Sony sold and transferred certain manufacturing operations outside of Japan to third parties to reduce operating costs. The resulting restructuring charges included expenses of 11,583 million yen related to the transfer of a factory in Barcelona and the impairment of related assets, including restructuring charges related to employee termination benefits of 1,963 million yen which was included in the termination benefit for the retirement program described above.

Cash flows from the sales and transfers of manufacturing operations are included in sales of businesses in the consolidated statements of cash flows.

Devices segment

In an effort to improve the performance of the Devices segment, Sony has undergone a number of restructuring efforts to reduce operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations and shifting and aggregating manufacturing to low-cost areas. Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the Devices segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the Devices segment restructuring charges related mainly to employee termination benefits totaling 7,474 million yen, 5,445 million yen and 15,153 million yen for the fiscal years ended March 31, 2011, 2012 and 2013, respectively, in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs, including headcount reductions at Sony Corporation and major consolidated electronics subsidiaries in Japan to streamline organizations of the electronics business operations and increase operational efficiency as announced on October 19, 2012. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

Sale and asset-impairment of small- and medium-sized TFT LCD business -

As described in Note 25, Sony sold its small- and medium-sized TFT LCD business to Japan Display Inc. During the fiscal year ended March 31, 2012, Sony recorded an impairment loss of 19,187 million yen in other operating (income) expense, net in the consolidated statements of income, as the long-lived assets used by the business were classified as held for sale and recorded at the lesser of carrying value or fair value.

Pictures segment

In an effort to improve the performance of the Pictures segment, Sony has undergone a number of restructuring efforts to reduce operating costs and rationalize certain operations.

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits and included in selling, general and administrative expenses in the consolidated statements of income.

Music segment

In an effort to improve the performance of the Music segment due to the continued contraction of the physical music market, Sony has undergone a number of restructuring efforts to reduce operating costs.

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits and included in selling, general and administrative expenses in the consolidated statements of income.

Financial Services segment

In an effort to improve the performance of the Financial Services segment, Sony has undergone restructuring efforts to reduce operating costs.

During the fiscal year ended March 31, 2011, Sony recorded restructuring charges of 3,371 million yen in financial service expenses and 1,639 million yen in other operating (income) expense, net in the consolidated statements of income. These restructuring charges related mainly to the partial sale of a leasing and credit card business.

Cash flows from the partial sale of a leasing and credit card business are included in sales of businesses in the consolidated statements of cash flows.

All Other and Corporate

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits, including headcount reductions at Sony Corporation and major consolidated electronics subsidiaries in Japan to streamline organizations of the electronics business operations and increase operational efficiency as announced on October 19, 2012, and included in selling, general and administrative expenses and an impairment of assets in other operating (income) expense in the consolidated statements of income.

Other asset impairment information

Asset-impairment of LCD television business related long-lived assets -

Sony recorded impairment losses of 16,700 million yen and 7,617 million yen for the fiscal years ended March 31, 2012 and 2013, respectively, included within the HE&S segment, related to the LCD television assets group. These impairment losses primarily reflected a decrease in the estimated fair value of property, plant and equipment and certain intangible assets.

For the LCD television asset group, the corresponding estimated future cash flows leading to the impairment charge reflected the continued deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates.

Sony excluded these losses on impairment from restructuring charges as they were not directly related to Sony’s ongoing restructuring initiatives.

Asset-impairment of network business related long-lived assets -

Sony recorded an impairment loss of 12,601 million yen for the fiscal year ended March 31, 2012, included within All Other, related to the network business asset group, which has made investments in network improvements and security enhancements. This impairment loss primarily reflects a decrease in the estimated fair value of certain intangible and other long-lived assets.

During the fiscal year ended March 31, 2012, the corresponding estimated future cash flows leading to the impairment charge reflected management’s revised forecast over the limited period applicable to the impairment determination.

Sony excluded this loss on impairment from restructuring charges as it was not directly related to Sony’s ongoing restructuring initiatives.

20.     Supplemental consolidated statements of income information

(1)     Other operating (income) expense, net:

Sony records transactions in other operating (income) expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

Other operating (income) expense, net is comprised of the following:

	Yen in millions
	March 31
	2011	2012	2013
GSN remeasurement gain *1	(26,991)	—	—
Sony Ericsson remeasurement gain *1	—	(102,331)	—
Gain on sale and remeasurement of M3 shares *2	—	—	(122,160)
Gain on sale of the U.S. headquarters building *3	—	—	(65,516)
Gain on sale of Sony City Osaki *3	—	—	(42,322)
(Gain) loss on sale of interests in subsidiaries and affiliates, net *1,4	(4,465)	(2,882)	(10,399)
(Gain) loss on sale, disposal or impairment of assets, net *4,5	18,006	45,619	5,178
	(13,450)	(59,594)	(235,219)

*1 Refer to Note 24.
*2 Refer to Note 5.
*3 Refer to Note 8.
*4 Refer to Note 25.
*5 Refer to Notes 13, 18 and 19.

(2)     Research and development costs:

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2011, 2012 and 2013 were 426,814 million yen, 433,477 million yen and 473,610 million yen, respectively.

(3)     Advertising costs:

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2011, 2012 and 2013 were 396,425 million yen, 357,106 million yen and 354,981 million yen, respectively.

(4)     Shipping and handling costs:

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2011, 2012 and 2013 were 91,926 million yen, 76,644 million yen and 63,160 million yen, respectively, which included the internal transportation costs of finished goods.

21.     Income taxes

Domestic and foreign components of income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013

Income (loss) before income taxes:
Sony Corporation and all subsidiaries in Japan	143,917	(106,496)	185,767
Foreign subsidiaries	61,096	23,310	59,914

	205,013	(83,186)	245,681

Income taxes - Current:
Sony Corporation and all subsidiaries in Japan	60,514	33,921	34,288
Foreign subsidiaries	57,404	74,624	41,446

	117,918	108,545	75,734

Income taxes - Deferred:
Sony Corporation and all subsidiaries in Japan	365,665	2,794	76,256
Foreign subsidiaries	(58,244)	203,900	(10,485)

	307,421	206,694	65,771

Total income tax expense	425,339	315,239	141,505

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2011	2012	2013

Statutory tax rate	41.0%	(41.0%)	38.3%

Non-deductible expenses	1.3	4.2	1.3
Income tax credits	(2.0)	(3.6)	(1.4)
Change in statutory tax rate	0.9	(36.2)	(1.9)
Change in valuation allowances	174.5	491.0	22.9
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	1.5	(21.2)	(0.7)
Lower tax rate applied to life and non-life insurance business in Japan	(2.8)	(7.8)	(3.2)
Foreign income tax differential	(10.5)	6.7	3.3
Adjustments to tax accruals and reserves	4.5	(15.9)	(3.1)
Effect of equity in net income (loss) of affiliated companies	(2.8)	60.0	0.1
Sony Ericsson remeasurement gain	—	(50.6)	—
Insurance recovery tax exemptions related to the Floods	—	(5.2)	(1.2)
Other	1.9	(1.4)	3.2

Effective income tax rate	207.5%	379.0%	57.6%

In November 2011, the Japanese legislature enacted tax law changes which included lowering the national tax rate, limiting the annual use of net operating loss carryforwards to 80% of taxable income and increasing the net operating loss carryforward period from seven to nine years for losses incurred in the tax years ending on or after April 1, 2008. As a result, the statutory tax rate during the fiscal years ended March 31, 2013 to the fiscal years ending March 31, 2015 is approximately 38% and from the fiscal year ending March 31, 2016 will be approximately 36%. The limitation on the use of net operating loss carryforwards, however, may result in cash tax payments being due if there is taxable income in Japan even though Sony Corporation and its national tax filing group in Japan have significant net operating loss carryforwards available. These tax law changes took effect for Sony from April 1, 2012. Because accounting for income taxes requires the measurement of deferred tax assets and liabilities using the enacted tax rates, the tax law changes resulted in a net deferred tax benefit of 32,729 million yen for the fiscal year ended March 31, 2012.

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2012	2013
Deferred tax assets:
Operating loss carryforwards for tax purposes	533,912	546,322
Accrued pension and severance costs	87,871	102,970
Film costs	40,566	90,456
Warranty reserves and accrued expenses	82,842	70,529
Future insurance policy benefits	22,907	24,217
Inventory	37,431	33,232
Depreciation	39,473	38,334
Tax credit carryforwards	73,945	62,599
Reserve for doubtful accounts	5,580	5,629
Impairment of investments	34,387	32,136
Deferred revenue in the Pictures segment	21,980	30,181
Other	146,777	170,865
Gross deferred tax assets	1,127,671	1,207,470
Less: Valuation allowance	(868,233)	(931,247)
Total deferred tax assets	259,438	276,223

Deferred tax liabilities:
Insurance acquisition costs	(140,190)	(145,048)
Future insurance policy benefits	(66,998)	(85,400)
Unbilled accounts receivable in the Pictures segment	(45,467)	(54,232)
Unrealized gains on securities	(43,831)	(63,730)
Intangible assets acquired through stock exchange offerings	(28,139)	(27,525)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(27,920)	(28,057)
Investment in M3	—	(46,336)
Other	(73,399)	(61,152)
Gross deferred tax liabilities	(425,944)	(511,480)

Net deferred tax liabilities	(166,506)	(235,257)

The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not more-likely-than-not to be realized. The net changes in the total valuation allowance were increases of 347,460 million yen, 394,520 million yen and 63,014 million yen for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

The increase during the fiscal year ended March 31, 2011 was primarily due to the additional valuation allowance recorded on deferred tax assets at Sony Corporation and its national tax filing group in Japan. Sony Corporation and its national tax filing group in Japan were in a three year cumulative loss position in the fiscal year ended March 31, 2011. In Japan, Sony Corporation files a standalone tax filing for local tax purposes and a consolidated national tax filing with its wholly-owned Japanese subsidiaries for national tax purposes. As the national tax filing group only includes wholly-owned subsidiaries, certain Japanese subsidiaries are excluded, the most significant of which are Sony Financial Holdings Inc. and its subsidiaries. Due to the cumulative losses in recent years, and because the net operating losses in Japan have a relatively short carryforward period of seven to nine years, a limited number of years remain in the carryforward period. The first year of expiration of the remaining net operating losses in Japan would be 2014 for local taxes and 2018 for national taxes. Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available positive and negative evidence, it is more likely than not that such assets will not be realized. While the cumulative loss position and the remaining limited years in the carryforward period were significant negative evidence, there was positive evidence in the form of a history of taxable income and a history of utilizing assets before expiration, as well as the availability of tax strategies regarding the utilization of the deferred tax assets. However, based on the near term forecast at the end of the fiscal year ended March 31, 2011, including the anticipated impact of the Great East Japan Earthquake and the lesser weight provided to longer range forecasts when an entity is in a cumulative loss, Sony did not believe that the objectively verifiable positive evidence was sufficient to overcome the significant negative evidence of the cumulative loss. As the weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 362,316 million yen as of March 31, 2011.

The increase during the fiscal year ended March 31, 2012 was primarily due to the additional valuation allowances recorded on deferred tax assets in the U.S. and the U.K. and additional valuation allowances recorded in Japan for Sony Corporation and certain Japanese subsidiaries. As of March 31, 2012, Sony has concluded that with respect to Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group in the U.S., and Sony Europe Limited (“SEU”), a subsidiary in the U.K., the cumulative loss position was significant negative evidence that was difficult to overcome. There was positive evidence in the form of tax planning actions and strategies, the long carryforward periods for utilization, as well as a history of taxable income and utilization of assets before expiration. The tax planning strategies included changes in film amortization methods in the U.S., the success of which depends on future forecasts of income. Notwithstanding this positive evidence, the weight given to evidence is commensurate with the extent to which it can be objectively verified. It is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 203,025 million yen for SAHI and its consolidated tax filing group in the U.S., and 20,694 million yen for SEU, as of March 31, 2012. Sony Corporation and its national tax filing group in Japan remained in a cumulative loss position as of March 31, 2012, and as a result, during the fiscal year ended March 31, 2012, Sony recorded an additional valuation allowance against certain deferred tax assets at Sony Corporation and its national tax filing group in Japan. In addition, several Japanese subsidiaries are also in a cumulative loss position as of March 31, 2012, and therefore, recorded valuation allowances of 32,631 million yen against their separate deferred tax assets for local tax purposes.

Prior to its acquisition, Sony Ericsson, principally due to its cumulative loss position, had a valuation allowance against deferred tax assets mainly in Sweden in the amount of 78,393 million yen, for which Sony reported the impact of the valuation allowance through its 50% equity interest in Sony Ericsson.

The increase during the fiscal year ended March 31, 2013 was primarily due to continuing losses at Sony Corporation and its national tax filing group in Japan and SEU, partially offset by a decrease in the valuation allowance in the U.S. principally attributable to a gain on the sale of the U.S. headquarters building as described in Note 8.

Net deferred tax assets (net of valuation allowance) and liabilities are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2012	2013

Current assets - Deferred income taxes	36,769	44,615
Other assets - Deferred income taxes	100,460	107,688
Current liabilities - Other	(19,236)	(13,561)
Long-term liabilities - Deferred income taxes	(284,499)	(373,999)

Net deferred tax liabilities	(166,506)	(235,257)

At March 31, 2013, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 1,097,643 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. (“SMEJ”) in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on the possible future disposition of its investment based on its tax planning strategies. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such temporary differences as of March 31, 2013.

At March 31, 2013, Sony has operating loss carryforwards for tax purposes, the tax effect of which totaled 546,322 million yen, which will be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 145,713 million yen with no expiration period, substantially all of the total operating loss carryforwards expire at various periods between the fiscal years ending March 31, 2014 and 2022 and the remaining amounts expire in periods up to 20 years depending on the jurisdiction.

Tax credit carryforwards for tax purposes at March 31, 2013 amounted to 62,599 million yen. With the exception of 18,006 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 10 years.

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2011	2012	2013

Balance at beginning of the fiscal year	229,228	225,120	288,311
Reductions for tax positions of prior years	(39,005)	(25,302)	(11,533)
Additions for tax positions of prior years	19,947	59,159	8,980
Additions based on tax positions related to the current year	41,201	44,307	27,849
Settlements	(1,478)	(4,046)	(140,813)
Lapse in statute of limitations	(7,770)	(3,807)	(7,495)
Foreign currency translation adjustments	(17,003)	(7,120)	26,587
Balance at end of the fiscal year	225,120	288,311	191,886

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	87,497	77,925	72,947

The major changes, including settlements, in the total gross amount of unrecognized tax benefit balances relate to transfer pricing adjustments, including as a result of the Bilateral Advance Pricing Agreements (“APAs”) filed for certain subsidiaries in the IP&S, Game, MP&C, HE&S, and Devices segments and All Other, with respect to the intercompany cross-border transactions. The APAs include agreements between Sony and two taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Sony reviews its estimated tax expense based on the progress made in these procedures, and the progress of transfer pricing audits generally, and makes adjustments to its estimates as necessary. In addition, the APA’s are government to government negotiations, and therefore it is possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

During the fiscal year ended March 31, 2011, Sony recorded 3,612 million yen of interest expense and reversed 261 million yen of penalties.

During the fiscal year ended March 31, 2012, Sony reversed 1,336 million yen of interest expense and 333 million yen of penalties. At March 31, 2012, Sony had recorded liabilities of 13,187 million yen and 4,074 million yen for the payments of interest and penalties, respectively.

During the fiscal year ended March 31, 2013, Sony reversed 3,935 million yen of interest expense and 367 million yen of penalties. At March 31, 2013, Sony had recorded liabilities of 9,252 million yen and 3,707 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months. Accordingly, Sony believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to 5,632 million yen within the next twelve months.

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2006 through 2012, and by the U.S. and other foreign taxing authorities for tax years from 1998 through 2012.

22.     Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2011, 2012 and 2013 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(259,585)	(456,660)	43,034

	Thousands of shares

Weighted-average shares outstanding	1,003,559	1,003,578	1,005,417
Effect of dilutive securities:
Stock acquisition rights	—	—	67
Zero coupon convertible bonds	—	—	65,308
Weighted-average shares for diluted EPS computation	1,003,559	1,003,578	1,070,792

	Yen

Basic EPS	(258.66)	(455.03)	42.80

Diluted EPS	(258.66)	(455.03)	40.19

Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2011, 2012 and 2013 were 19,383 thousand shares, 22,417 thousand shares and 17,272 thousand shares, respectively. The potential shares were excluded as anti-dilutive for the fiscal years ended March 31, 2011 and 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for those fiscal years and potential shares related to stock acquisition rights were excluded as anti-dilutive for the fiscal year ended March 31, 2013 as the exercise price for those shares was in excess of the average market value of Sony’s common stock for the fiscal year. The zero coupon convertible bonds issued in November 2012 was included in the diluted EPS calculation under the if-converted method beginning upon issuance.

23.     Variable interest entities

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements include several joint ventures in the recorded music business, the U.S. based music publishing business, the financing of film production and the outsourcing of manufacturing operations. In addition, Sony has entered into several accounts receivable sales programs that involve VIEs, which are described in Note 6. For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance, as well as the obligation to absorb the losses of theses VIEs as Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIEs become profitable. As a result, it has been determined that Sony is the primary beneficiary. The assets of Sony are not available to settle the obligations of these VIEs. On an aggregate basis, the total assets and liabilities for these VIEs at March 31, 2013 were 26,426 million yen and 7,752 million yen, respectively.

Sony’s U.S. based music publishing subsidiary is a joint venture with a third-party investor and has been determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits as well as any acquisition of music publishing rights made by the joint venture. In addition, the third-party investor receives a guaranteed annual dividend of up to 23.1 million U.S. dollars through December 15, 2016. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIE’s economic performance, as well as the obligation to absorb the losses of the VIE due to its obligation to provide funding to the joint venture. As a result, it has been determined that Sony is the primary beneficiary. At March 31, 2013, the assets and liabilities of the VIE that were included in Sony’s consolidated balance sheets were as follows:

Yen in millions
Assets:
Cash and cash equivalents	6,427
Account receivables, net	1,750
Other current assets	22,262
Property, plant and equipment, net	940
Intangibles, net	59,055
Goodwill	14,225
Other noncurrent assets	6,894
Total assets	111,553

Liabilities:
Accounts payable and accrued expenses	32,803
Other current liabilities	7,340
Other noncurrent liabilities	2,012
Total liabilities	42,155

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

In connection with the September 2010 refinancing of the debt obligations of the third-party investor in the music publishing subsidiary described above, Sony has issued a guarantee to a creditor of the third-party investor in which Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. The assets of the third-party investor that are being used as collateral were placed in a separate trust which is also a VIE in which Sony has significant variable interests. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the trust. The assets held by the trust consist solely of the third-party investor’s 50% ownership interest in the music publishing subsidiary. At March 31, 2013, the fair value of the assets held by the trust exceeded 303 million U.S. dollars.

Sony’s subsidiary in the Pictures segment entered into a joint venture agreement with a VIE to acquire the international distribution rights, as defined, to 12 pictures. The subsidiary is required to distribute these pictures internationally, for contractually defined fees determined as percentages of gross receipts and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees, each as defined. The VIE was capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed by the subsidiary, 95 million U.S. dollars was provided by unrelated third-party investors and the remaining funding was provided through a 300 million U.S. dollar bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid. Based on the factors above, it was previously determined that the subsidiary was the primary beneficiary as it had the power to direct the activities of the VIE and was projected to absorb a significant amount of the losses or residual returns of the VIE. As of March 31, 2009, the bank credit facility had been terminated and the third-party investors have been repaid their 95 million U.S. dollar investment. On May 11, 2009, the subsidiary repurchased from the VIE the international distribution rights to the 12 pictures and the VIE received a participation interest in these films on identical financial terms to those described above. As a result of repurchasing the international distribution rights from the VIE, Sony determined that the subsidiary was no longer the primary beneficiary as it no longer had the power to direct the activities of the VIE and was not projected to absorb a significant amount of the losses or residual returns of the VIE. No gain or loss was recognized by the subsidiary on the deconsolidation of the VIE. On April 11, 2012, the subsidiary acquired the VIE’s participation interest for 22 million U.S. dollars. As a result of this acquisition, the VIE no longer has any financial interest in these pictures.

Additionally, on January 19, 2007, the subsidiary entered into a production/co-financing agreement with another VIE to co-finance a majority of the films submitted through March 2012. The subsidiary received a commitment from the VIE that it would fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). Under the agreement, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third-party participation and residual costs, each as defined. As the subsidiary did not have the power to direct the activities of the VIE, the subsidiary is not the primary beneficiary of the VIE. On December 16, 2011, the subsidiary and the VIE agreed to modify the production/co-financing agreement (the “Modification”). Per the Modification, the VIE paid the subsidiary 20 million U.S. dollars and transferred selected rights in the films financed prior to the Modification (the “Previously Financed Films”) to the subsidiary, including the VIE’s share in the net profits in the Previously Financed Films. In exchange, the subsidiary released the VIE from its obligation to finance future films and the VIE received a participation interest in the Previously Financed Films. As the subsidiary, after the Modification, continues to not have the power to direct the activities of the VIE, the subsidiary is not the primary beneficiary of the VIE. At March 31, 2013, there were no amounts recorded on the subsidiary’s balance sheet that related to the VIE other than the VIE’s participation interest in the Previously Financed Films.

In January 2010, Sony sold 90.0% of its interest in a Mexican subsidiary which primarily manufactured LCD televisions, as well as other assets to a contract manufacturer. The continuing entity, which would perform this manufacturing going forward, is a VIE as it is thinly capitalized and dependent on funding from the parent entity. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities that most significantly impact the VIE’s economic performance nor does Sony have the obligation to absorb the losses of the VIE. Concurrent with the sale, Sony entered into an agreement with the VIE and its parent company in which Sony agreed to purchase a significant share of the LCD televisions that Sony sells in certain markets, including the U.S. market. As of March 31, 2013, the amounts recorded on Sony’s consolidated balance sheets that relate to the VIE include receivables recorded within prepaid expenses and other current assets of 8,989 million yen and accounts payable, trade of 12,756 million yen. Sony’s maximum exposure to losses is considered insignificant.

As described in Note 5, on June 29, 2012, an investor group which included a wholly owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing. In addition, DHP entered into an agreement with Sony’s U.S. based music publishing subsidiary in which the subsidiary provides administration services to DHP (the “Administration Agreement”). DHP was determined to be a VIE as many of the decision making rights for the entity do not reside within the entity’s equity interests, but rather are embedded in the Administration Agreement. Under the terms of the Administration Agreement, the largest non-Sony shareholder has approval rights over decisions regarding the activities that most significantly impact DHP, including the acquisition and retention of copyrights and the licensing of songs. These approval rights result in Sony and the largest non-Sony shareholder sharing the power to direct the activities of DHP, and as such, Sony is not the primary beneficiary of the VIE. At March 31, 2013, the only amounts recorded on Sony’s consolidated balance sheet that relate to the VIE is Sony’s net investment of 273 million U.S. dollars and a net receivable balance of 11 million U.S. dollars. Sony’s maximum exposure to losses as of March 31, 2013 is the aggregate amounts recorded on its balance sheet of 284 million U.S. dollars.

As described in Note 6, accounts receivable sales programs in Japan and in the Financial Services segment also involve VIEs. These VIEs are all special purpose entities of the sponsor banks. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate these entities as Sony does not have the power to direct the activities, an obligation to absorb losses, or the right to receive the residual returns of these VIEs. Sony’s maximum exposure to losses from these VIEs is considered insignificant.

24.     Acquisitions

(1)     Game Show Network acquisition

 In March 2011, Sony acquired an additional 5% equity interest in Game Show Network (“GSN”) from the other investor in GSN (the “Current Investor”) for 4,849 million yen, resulting in Sony owning a 40% equity interest in GSN. As part of the acquisition, Sony obtained a controlling interest in GSN, including the ability to appoint the majority of representatives on the GSN management committee, control over approval of the budget for GSN and control over the hiring, terminating and setting compensation of the senior management of GSN. This acquisition will strengthen Sony’s presence in U.S. cable networks and Sony expects that it will allow GSN to further exploit and benefit from the light entertainment assets in the Pictures segment.

Prior to the March 2011 acquisition, Sony’s interest in GSN was accounted for under the equity method of accounting. As a result of Sony obtaining a controlling interest in GSN, Sony consolidated GSN using the acquisition method of accounting and recorded the assets and liabilities of GSN at fair value, including 45,905 million yen of goodwill, 47,323 million yen of intangible assets, an 18,779 million yen redeemable noncontrolling interest and a 40,728 million yen noncontrolling interest. The intangible assets were primarily comprised of television carriage agreements (broadcasting agreements) of 33,698 million yen with a weighted-average amortization period of 20 years. In accordance with the accounting guidance for business combinations achieved in stages, Sony remeasured the 35% equity interest in GSN that it owned prior to the acquisition at a fair value of 33,940 million yen which resulted in the recognition of a gain of 26,991 million yen recorded in other operating (income) expense, net.

No value was allocated to in-process research and development in this acquisition. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams and synergies with Sony’s existing assets and businesses, and is calculated as the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with this acquisition is included in the Pictures segment.

The results of operations of GSN are included in the Pictures segment after the acquisition date. The following unaudited supplemental pro forma financial information presents the combined results of operations of Sony and GSN as though the acquisition had occurred as of the beginning of the fiscal year ended March 31, 2011:

Yen in millions, except per share data
Fiscal year ended
March 31 2011
(Unaudited)

Net sales	6,325,310
Operating income	199,445
Net loss attributable to Sony Corporation’s stockholders	(259,731)
Basic EPS	(258.81)
Diluted EPS	(258.81)

The unaudited supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable and is not intended to represent or be indicative of what Sony’s consolidated net loss attributable to Sony Corporation’s stockholders would have been had the acquisition been completed at the beginning of each of these periods and should not be taken as indicative of Sony’s future consolidated net loss attributable to Sony Corporation’s stockholders. The unaudited supplemental pro forma financial information includes a gain from remeasurement of the previously owned equity interest and incremental intangible asset amortization, net of the related tax effects.

In addition to acquiring the additional 5% equity interest in GSN, Sony granted a put right to the Current Investor and received a call right from the Current Investor for an additional 18% equity interest in GSN. The put right was exercisable during three windows starting on April 1 of 2012, 2013 and 2014 and lasting for 60 business days (each such period, a “Trigger Window”). In the event that GSN’s audited financial statements for the most recently completed calendar year are not available on April 1, the Trigger Window shall commence on the day when GSN’s audited financial statements are delivered to the Current Investor. The exercise price of the put was calculated using a formula based on an agreed upon multiple of the earnings of GSN with a minimum price of 234 million U.S. dollars and a maximum price of 288 million U.S. dollars. In September 2012, the Current Investor exercised its put right to sell an 18% interest in GSN to Sony for 234 million U.S. dollars (the “GSN Share Purchase”). The GSN Share Purchase received regulatory approval and closed on December 7, 2012 (the “Closing Date”). Prior to the Current Investor exercising its put right, the portion of the noncontrolling interest that could be put to Sony was accounted for as redeemable securities because redemption was outside of Sony’s control and was reported in the mezzanine equity section in the consolidated balance sheets. After exercise, the 234 million U.S. dollars owed to the Current Investor (the “Put Payment”) is payable to the Current Investor in two payments of 117 million U.S. dollars each plus interest thereon at 10% per annum from the Closing Date to each payment date. The first payment is due no later than April 15, 2013 and the second payment is due no later than April 15, 2014; provided, however, that Sony may make either payment at any time up to the due date with no prepayment penalty. Sony paid the first payment of 117 million U.S. dollars plus interest of 3.8 million U.S. dollars to the Current Investor on April 2, 2013. A buy/sell provision also applies to the equity interests in GSN owned by Sony and the Current Investor and may be exercised annually for a 60 business day window beginning April 1, 2015.

(2)     Sony Ericsson acquisition

On February 15, 2012, Sony acquired Ericsson’s 50% equity interest in Sony Ericsson, resulting in Sony Ericsson becoming a wholly-owned subsidiary of Sony. The transaction also provided Sony with a broad intellectual property cross-licensing (“IP cross-licensing”) agreement and ownership of five essential patent families relating to wireless handset technology. The total consideration consisted of 107,174 million yen (1,050 million euros) of cash. The agreement with Ericsson also provided for contingent consideration depending on the level of certain specified costs. Based on the estimated level of the specified costs, no amounts were expected to be paid under this arrangement and therefore no amounts were recorded as additional consideration. This acquisition will integrate Sony Ericsson, renamed Sony Mobile, into Sony’s platform of network-connected consumer electronics products with the aim of accelerating convergence.

Prior to the acquisition, Sony’s interest in Sony Ericsson was accounted for under the equity method of accounting. As a result of Sony obtaining a controlling interest in Sony Ericsson, Sony consolidated Sony Ericsson using the acquisition method of accounting and recorded the fair value of the identifiable assets, liabilities assumed, noncontrolling interest and residual goodwill of Sony Ericsson. In accordance with the accounting guidance for business combinations achieved in stages, Sony remeasured the 50% equity interest in Sony Ericsson that it owned prior to the acquisition at a fair value of 71,449 million yen which resulted in the recognition of a gain of 102,331 million yen recorded in other operating (income) expense, net. Sony elected not to record a deferred tax liability corresponding to the difference between the financial reporting basis which was remeasured to fair value upon an acquisition of a controlling interest in a foreign entity and the tax basis in the previously held ownership interest. In addition, accumulated translation adjustments of 11,690 million yen remained as a component of accumulated other comprehensive income.

The following table summarizes the fair values assigned to the assets and liabilities of Sony Ericsson that were recorded in the MP&C segment, and the IP cross-licensing that was assigned to Corporate for segment reporting purposes.

Yen in millions
Acquired assets and liabilities recorded at fair value as of the acquisition date
Cash and cash equivalents	35,331
Notes and accounts receivable, trade	54,522
Inventories	54,095
Prepaid expenses and other current assets	28,618
Property, plant and equipment	18,075
Intangibles	123,097
Goodwill	128,522
Other noncurrent assets	22,463
Total assets	464,723

Notes and accounts payable, trade	66,522
Accounts payable, other and accrued expenses	61,467
Other current liabilities	136,938
Other noncurrent liabilities	7,126
Total liabilities	272,053

Noncontrolling interest	14,047
Total	178,623

No value was allocated to in-process research and development in this acquisition as no material amounts were identified; however, certain significant research and development activities were substantially completed as of the acquisition date and included within acquired intangible assets as developed technology. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams, increased market share particularly in emerging markets and the U.S., synergies with existing Sony assets and businesses and an assembled workforce, and is calculated as the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with this acquisition is included in the MP&C segment.

The intangible assets are comprised of the following:
	Yen in millions	Years
	Acquired intangibles recorded at fair value	Weighted-average amortization period
Intangibles subject to amortization
IP cross-licensing	60,834	6
Developed technology	24,599	9
Customer relationships	19,597	14
Trademarks	14,086	7
Other	3,981	7
Total intangibles	123,097

The following unaudited supplemental pro forma financial information presents the combined results of operations of Sony and Sony Ericsson as though the acquisition had occurred as of the beginning of the fiscal year ended March 31, 2011:

	Yen in millions, except per share data
	Fiscal year ended March 31
	2011	2012
	(Unaudited)

Net sales	6,901,151	5,941,131
Operating income (loss)	231,895	(187,725)
Net loss attributable to Sony Corporation’s stockholders	(226,038)	(654,833)
Basic EPS	(225.24)	(652.50)
Diluted EPS	(225.24)	(652.50)

The unaudited supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable and is not intended to represent or be indicative of what Sony’s consolidated net loss attributable to Sony Corporation’s stockholders would have been had the acquisition been completed at the beginning of the fiscal year ended March 31, 2011 and should not be taken as indicative of Sony’s future consolidated net loss attributable to Sony Corporation’s stockholders. The unaudited supplemental pro forma financial information includes:
•	the elimination of equity in net income (loss) and consolidation of Sony Ericsson;
•	the gain from remeasurement of the previously owned equity interest;
•	incremental intangible asset amortization, net of the related tax effects;
•	certain royalty adjustments; and
•	additional debt issuance costs and interest expense, incurred in connection with the acquisition.

(3)     Sony Semiconductor acquisition

On April 1, 2011, Sony Semiconductor Kyushu Corporation, a wholly-owned subsidiary of Sony Corporation, acquired from Toshiba Corporation (“Toshiba”) for 57,451 million yen semiconductor fabrication equipment and certain related assets. Sony Semiconductor Kyushu Corporation has subsequently changed its name to Sony Semiconductor Corporation, effective November 1, 2011. Sony’s goal in acquiring the assets is to further strengthen its production capacity for CMOS image sensors.

The assets were operated by Nagasaki Semiconductor Manufacturing Corporation (“NSM”), a joint venture among Toshiba, Sony Corporation and Sony Computer Entertainment Inc., a wholly-owned subsidiary of Sony Corporation. Subsequent to the acquisition, Sony entered into a three year sale and leaseback transaction regarding certain of the acquired machinery and equipment with its equity interest affiliate, SFIL, and received proceeds of 50,537 million yen based on the amounts recorded at fair value in the acquisition. These transactions are included within other in the investing activities section of the consolidated statements of cash flows.

In connection with the acquisition, Toshiba and Sony terminated their NSM joint venture relationship. Sony also entered into a supply arrangement to manufacture and supply system LSIs to Toshiba for one year following the acquisition.

The following table summarizes the fair values assigned to the assets acquired at the acquisition date.

Yen in millions
Acquired assets recorded at fair value
Inventories	4,370
Other current assets	82
Machinery and equipment	51,083
Intangibles	1,223
Other noncurrent assets	693
Total	57,451

As the purchase price was fully allocated to identifiable tangible and intangible assets and no liabilities were assumed, there was no goodwill recorded as part of the acquisition. The unaudited supplemental pro forma results of operations have not been presented because the effect of the acquisition was not material.

(4)     Other acquisitions

During the fiscal year ended March 31, 2011, Sony completed other acquisitions for total consideration of 2,884 million yen which was paid primarily in cash and there was no material contingent consideration subject to future change. As a result of the acquisitions, Sony recorded 1,415 million yen of goodwill and 1,227 million yen of intangible assets.

During the fiscal year ended March 31, 2012, Sony completed other acquisitions for total consideration of 7,914 million yen which was paid primarily in cash and there was no material contingent consideration subject to future change. As a result of the acquisitions, Sony recorded 5,853 million yen of goodwill and 3,345 million yen of intangible assets.

During the fiscal year ended March 31, 2013, Sony completed other acquisitions for total consideration of 39,022 million yen which was paid primarily in cash and included the August 10, 2012, acquisition of Gaikai for total cash consideration of 28,167 million yen. Gaikai has developed a high quality, fast interactive cloud-streaming platform that enables streaming of a broad array of content ranging from immersive core games with rich graphics to casual content to a wide variety of devices via the internet. There was no material contingent consideration subject to future change. As a result of Sony’s acquisition of Gaikai and other businesses, Sony recorded 27,699 million yen of goodwill and 11,511 million yen of intangible assets.

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of Gaikai and the other acquisitions, individually and in aggregate, were not material.

25.     Divestitures

(1)     HBO Latin America

In the fiscal year ended March 31, 2011, Sony sold its remaining investment in HBO Latin America, which owns and operates certain premium pay television businesses and were included in the Pictures segment, for total cash proceeds of 5,285 million yen and a gain of 3,329 million yen.

(2)     Small- and medium-sized TFT LCD business

In March 2012, Sony sold the small- and medium-sized TFT LCD business, which was included in the Devices segment, to Japan Display Inc. The sale proceeds were subject to the finalization of certain post-closing conditions and adjustments. In connection with the sale, Sony transferred legal ownership of a certain subsidiary within the former small- and medium-sized TFT LCD business to Japan Display Inc. during the fiscal year ended March 31, 2013. During the fiscal year ended March 31, 2012, Sony recorded an impairment loss of 19,187 million yen in other operating (income) expense, net in the consolidated statements of income, as the disposal group was classified as held for sale and recorded at the lesser of carrying value or fair value. Following the sale, Sony purchased an equity interest in Japan Display Inc. which Sony accounts for under the cost method.

(3)     S-LCD Corporation

In the fiscal year ended March 31, 2012, Sony sold all of its shares of S-LCD, the LCD panel manufacturing joint venture. Refer to Note 5.

(4)     Chemical products related business

On September 28, 2012, Sony sold the chemical products related business, which was included in the Devices segment, to the Development Bank of Japan (“DBJ”). As a result of the transaction, the transfer of Sony’s domestic and overseas operations of the chemical products related business, including all shares in Sony Chemical & Information Device Corporation, to DBJ has been completed. The sale resulted in net cash proceeds of 52,756 million yen, and a gain of 9,050 million yen, recorded in other operating (income) expense, net in the consolidated statements of income, for the fiscal year ended March 31, 2013.

26.     Collaborative arrangements

Sony’s collaborative arrangements primarily relate to arrangements entered into, through a subsidiary in the Pictures segment, with one or more active participants to jointly finance, produce and/or distribute motion picture or television product under which both the subsidiary and the other active participants share in the risks and rewards of ownership. These arrangements are referred to as co-production and distribution arrangements.

Sony typically records an asset for only the portion of the motion picture or television product it owns and finances. Sony and the other participants typically distribute the product in different media or markets. Revenues earned and expenses incurred for the media or markets in which Sony distributes the product are typically recorded on a gross basis. Sony typically does not record revenues earned and expenses incurred when the other participants distribute the product. Sony and the other participants typically share in the profits from the distribution of the product in all media or markets. For motion picture product, if Sony is a net receiver of (1) Sony’s share of the profits from the media or markets distributed by the other participants less (2) the other participants’ share of the profits from the media or markets distributed by Sony then the net amount is recorded as net sales. If Sony is a net payer then the net amount is recorded in cost of sales. For television product, Sony records its share of the profits from the media or markets distributed by the other participants as sales, and the other participants’ share of the profits from the media or markets distributed by Sony as cost of sales.

For the years ended March 31, 2011, 2012 and 2013, 4,866 million yen, 10,990 million yen and 31,587 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants and 10,244 million yen, 14,625 million yen and 12,538 million yen, respectively, were recorded as net sales for amounts due from the other participants in these collaborative arrangements.

27.     Commitments, contingent liabilities and other

(1)     Commitments:

A. Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2013, the total unused portion of the lines of credit extended under these contracts was 23,276 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B. Purchase commitments and other

Purchase commitments and other outstanding at March 31, 2013 amounted to 305,683 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2013, such commitments outstanding were 27,152 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within 5 years. As of March 31, 2013, these subsidiaries were committed to make payments under such contracts of 111,390 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within 5 years. As of March 31, 2013, these subsidiaries were committed to make payments of 55,378 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within 10 years. As of March 31, 2013, Sony has committed to make payments of 53,792 million yen under such long-term contracts.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions

2014	143,748
2015	60,676
2016	41,039
2017	24,102
2018	9,720
Later years	26,398
Total	305,683

In addition to the above, Sony has other commitments as follows:

During the fiscal year ended March 31, 2012, there was a receipt of an advance payment from a commercial customer. The advance payment amounts are recouped through product sales to the commercial customer during the period specified in the contract, as amended. As of March 31, 2013, Sony recorded 35,540 million yen in other long-term liabilities based on the anticipated recoupment period. The advance payment is subject to reimbursement under certain contingent conditions including a downgrade of Sony’s credit rating by either S&P (lower than “BBB-”) or Moody’s (lower than “Baa3”).

(2)     Contingent liabilities:

Sony had contingent liabilities, including guarantees given in the ordinary course of business, which amounted to 87,179 million yen at March 31, 2013. The major components of these contingent liabilities are as follows:

As discussed in Note 23, Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. At March 31, 2013, the fair value of the collateral exceeded 303 million U.S. dollars.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business. Sony understands that the DOJ, the EU and certain other agencies outside the United States are investigating competition in the secondary batteries market. Subsequently, a number of direct and indirect purchaser class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of May 30, 2013, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the DOJ, the EU and certain other agencies outside the United States are investigating and/or have investigated competition in optical disk drives. Subsequently, a number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

(3)     Product warranty liabilities:

 The changes in product warranty liability for the fiscal years ended March 31, 2011, 2012 and 2013 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013

Balance at beginning of the fiscal year	50,856	54,940	67,860
Additional liabilities for warranties	48,610	60,073	55,880
Settlements (in cash or in kind)	(36,537)	(39,954)	(55,327)
Changes in estimate for pre-existing warranty reserve	(4,802)	(4,397)	(8,198)
Translation adjustment	(3,187)	(2,802)	6,561
Balance at end of the fiscal year	54,940	67,860	66,776

28.     Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2013, to reflect modifications to the organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer, Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile segments. In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile segments are included in five newly established segments, namely the IP&S, Game, MP&C, HE&S, and Devices segments, as well as All Other. The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other.

The IP&S segment includes Digital Imaging Products, and Professional Solutions. The MP&C segment includes Mobile Communications, and Personal and Mobile Products. The previously reported Sony Mobile segment is now included in the MP&C segment as the Mobile Communications category. On February 15, 2012, Sony acquired Ericsson’s 50% equity interest in Sony Ericsson, which changed its name to Sony Mobile Communications upon becoming a wholly-owned subsidiary of Sony. The financial results of the MP&C segment include Sony’s equity in net income (loss) of Sony Ericsson through February 15, 2012 and sales, operating revenue and operating income (loss) from February 16, 2012 through March 31, 2013. Refer to Note 24. The HE&S segment includes Televisions, and Audio and Video. The equity results of S-LCD were also included within the HE&S segment until the termination of the joint venture in January 2012. Refer to Note 5. The Devices segment includes Semiconductors and Components. The Pictures segment is engaged in the development, production and acquisition, manufacture, marketing, distribution and broadcasting of image-based software, including motion picture, home entertainment and television product. The Music segment includes SME, SMEJ and a 50% owned U.S. based joint venture in the music publishing business, Sony/ATV Music Publishing LLC. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including a mobile phone OEM business in Japan, So-net Entertainment Corporation, an Internet-related service business subsidiary operating mainly in Japan, the network business, the medical business and the disc manufacturing business. Sony’s products and services are generally unique to a single operating segment. In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current fiscal year’s presentation.

Sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013

Sales and operating revenue:
Imaging Products & Solutions -
Customers	906,439	756,625	726,774
Intersegment	9,185	4,692	3,598
Total	915,624	761,317	730,372
Game -
Customers	744,601	679,899	527,110
Intersegment	120,368	125,067	179,968
Total	864,969	804,966	707,078
Mobile Products & Communications -
Customers	631,514	622,415	1,220,013
Intersegment	73	262	37,605
Total	631,587	622,677	1,257,618
Home Entertainment & Sound -
Customers	1,712,324	1,282,728	993,822
Intersegment	640	428	1,005
Total	1,712,964	1,283,156	994,827
Devices -
Customers	771,350	677,208	583,968
Intersegment	380,537	349,360	264,607
Total	1,151,887	1,026,568	848,575
Pictures -
Customers	599,654	656,097	732,127
Intersegment	312	1,624	612
Total	599,966	657,721	732,739
Music -
Customers	457,771	430,751	431,719
Intersegment	12,972	12,038	9,989
Total	470,743	442,789	441,708
Financial Services -
Customers	798,495	868,971	1,004,623
Intersegment	8,031	2,924	3,113
Total	806,526	871,895	1,007,736
All Other -
Customers	449,778	465,745	532,558
Intersegment	70,004	64,598	56,283
Total	519,782	530,343	588,841
Corporate and elimination	(492,775)	(508,220)	(508,643)
Consolidated total	7,181,273	6,493,212	6,800,851

Game intersegment amounts primarily consist of transactions with All Other. Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013

Operating income (loss):
Imaging Products & Solutions	52,439	18,592	1,436
Game	48,494	29,302	1,735
Mobile Products & Communications	5,321	7,246	(97,170)
Home Entertainment & Sound	(73,205)	(203,211)	(84,315)
Devices	34,893	(22,126)	43,895
Pictures	38,669	34,130	47,800
Music	38,927	36,887	37,218
Financial Services	118,818	131,421	145,807
All Other	(13,839)	(54,082)	91,003
Total	250,517	(21,841)	187,409
Corporate and elimination	(50,696)	(45,434)	42,691
Consolidated operating income (loss)	199,821	(67,275)	230,100
Other income	44,966	23,478	68,656
Other expenses	(39,774)	(39,389)	(53,075)
Consolidated income (loss) before income taxes	205,013	(83,186)	245,681

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

The MP&C segment includes the fair value remeasurement gain on Sony’s previously held 50% equity interest in Sony Ericsson upon obtaining control through the acquisition of Ericsson’s 50% equity interest in Sony Ericsson.   Refer to Note 24.

All Other includes the gain on sale and remeasurement related to the shares in M3.   Refer to Note 5.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments. In addition, Corporate and elimination includes gains on the sale of the U.S. headquarters building and Sony City Osaki.   Refer to Note 8.

Within the HE&S segment, the operating losses of Televisions, which primarily consists of LCD televisions, for the fiscal years ended March 31, 2011, 2012 and 2013 were 75,600 million yen, 207,470 million yen and 69,602 million yen, respectively. The operating losses of Televisions exclude restructuring charges which are included in the overall segment results and not allocated to product categories.

Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013

Equity in net income (loss) of affiliated companies:
Imaging Products & Solutions	(157)	(154)	743
Game	—	—	—
Mobile Products & Communications	4,155	(57,680)	—
Home Entertainment & Sound	7,214	(64,078)	—
Devices	27	(44)	—
Pictures	2,483	(516)	(601)
Music	(265)	(372)	(4,766)
Financial Services	(1,961)	(1,252)	(2,303)
All Other	2,566	2,399	(21)
Consolidated total	14,062	(121,697)	(6,948)

Depreciation and amortization:
Imaging Products & Solutions	36,666	35,951	36,056
Game	13,649	10,848	10,423
Mobile Products & Communications	8,974	9,015	22,503
Home Entertainment & Sound	29,314	27,358	23,573
Devices	106,824	116,971	113,137
Pictures	7,996	10,825	10,424
Music	12,166	10,789	11,414
Financial Services, including deferred insurance acquisition costs	62,077	56,322	56,305
All Other	21,574	19,548	18,302
Total	299,240	297,627	302,137

Corporate	26,126	21,967	28,417

Consolidated total	325,366	319,594	330,554

The following table includes a breakdown of sales and operating revenue to external customers by product category in the following segments: IP&S, MP&C, HE&S and Devices. The IP&S, MP&C, HE&S and Devices segments are each managed as a single operating segment by Sony’s management.

	Yen in millions
	Fiscal year ended March 31
Sales and operating revenue:	2011	2012	2013
Imaging Products & Solutions
Digital Imaging Products	628,358	489,526	449,724
Professional Solutions	268,687	256,871	259,899
Other	9,394	10,228	17,151
Total	906,439	756,625	726,774

Game	744,601	679,899	527,110

Mobile Products & Communications
Mobile Communications	—	77,732	733,622
Personal and Mobile Products	625,200	538,816	480,132
Other	6,314	5,867	6,259
Total	631,514	622,415	1,220,013

Home Entertainment & Sound
Televisions	1,200,487	840,359	581,475
Audio and Video	502,684	433,800	405,024
Other	9,153	8,569	7,323
Total	1,712,324	1,282,728	993,822

Devices
Semiconductors	359,321	377,177	301,915
Components	409,165	295,822	271,654
Other	2,864	4,209	10,399
Total	771,350	677,208	583,968

Pictures	599,654	656,097	732,127
Music	457,771	430,751	431,719
Financial Services	798,495	868,971	1,004,623
All Other	449,778	465,745	532,558
Corporate	109,347	52,773	48,137
Consolidated total	7,181,273	6,493,212	6,800,851
Mobile Communications includes sales and operating revenue of Sony Mobile from February 16, 2012 through March 31, 2013.

Geographic Information:

Sales and operating revenue attributed to countries based on location of external customers for the fiscal years ended March 31, 2011, 2012 and 2013 and property, plant and equipment, net as of March 31, 2012 and 2013 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Sales and operating revenue:
Japan	2,152,552	2,104,669	2,203,228
United States	1,443,693	1,211,849	1,064,765
Europe	1,539,432	1,268,258	1,362,488
China	562,048	495,101	464,784
Asia-Pacific	726,364	636,489	806,205
Other Areas	757,184	776,846	899,381
Total	7,181,273	6,493,212	6,800,851

	Yen in millions
	March 31
	2012	2013
Property, plant and equipment, net:
Japan	699,647	617,581
United States	82,914	74,359
Europe	55,192	53,460
China	39,388	48,689
Asia-Pacific	37,060	48,977
Other Areas	16,797	18,484
Total	930,998	861,550

Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe:                    United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:            India, South Korea and Oceania
(3) Other Areas:            The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue and property, plant and equipment, net included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2011, 2012 and 2013.

29.     Subsequent events

On May 15, 2013, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with leasing companies including its equity interest affiliate, SFIL, with proceeds of 76,566 million yen. The leasebacks were capital leases with terms that average three years. There was no gain or loss recorded in the sale and leaseback transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

May 31, 2013